2007 Annual Report

Our Values

MIGENIX values doing the best that can be done in all situations. Everything we do will adhere to the following core values:

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A commitment to integrity, honesty, and ethics;

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People and relationships, both personal and professional, are a top priority;

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We demonstrate complete trust, fairness, and respect for each person on our team and everyone we touch;

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And, we are dedicated to personal growth and development.

About MIGENIX Inc.

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

Letter from the MIGENIX Team

Dear MIGENIX Owner,

Having concluded another fiscal year, our value-creation strategy continues to evolve and progress, but not without its setbacks, delays, and challenges.

On the positive side, during the past year we: (1) achieved clinically significant results in our Phase II celgosivir non-responder study for hepatitis C patients and presented these results at two of the leading global hepatitis conferences (these results have since been published in the leading hepatitis journal; Journal of Hepatology), (2) initiated a celgosivir Phase II viral kinetics clinical study; (3) initiated GLP non-clinical studies for MX-2401 and presented 5 abstracts for this product candidate at a leading anti-infectives conference, (4) were awarded a Michael J. Fox Foundation grant for the advancement of MX-4565 for Parkinson’s disease, (5) raised over $20 million to continue advancing our pipeline, and (6) secured important analyst coverage from three respected Canadian analysts from Canaccord Adams, Versant Partners, and Westwind Partners. Additionally, our dermatology partner for omiganan, Cutanea Life Sciences initiated a Phase II rosacea clinical trial; and our Omigard™ partner, Cadence Pharmaceuticals, achieved enrollment of 1,250 patients in their confirmatory Phase III OmigardTM study.

Among the setbacks were: (1) a delay in the final Phase III Omigard™ results due to an increase in the enrollment target of the study from 1,250 to 1,850 patients, (2) the requirement for retesting 50% of the samples from our celgosivir non-responder study due to a problem in third-party testing which postponed our potential to partner the program, (3) a lack of efficacy response with MX-4509 in two neurodegenerative animal studies targeting potential orphan indications, and (4) very slow enrollment in our Phase II celgosivir viral kinetics study.

These setbacks were unforeseen and out of our control.  As we have stated many times, however, this is part of the exciting and sometimes frustrating business of biotech.

Of great value and importance is the fact that our team is committed to persevering through it all and is focused on the future.  Because during the next fiscal year we expect to: get closer to becoming a potential revenue-producing company with Omigard™, partner celgosivir and get a US IND for further development, get Phase II rosacea results from omiganan for dermatological indications through Cutanea, license Omigard outside of North America, and advance MX-2401 through the preclinical development process.

These are exciting and potentially value-driving milestones.  And although some of them have been delayed due to the unforeseen circumstances described above, they are certainly no less attainable.

Our team is eager to start realizing the fruits of our labor.  We are optimistic about our prospects to create value for our shareholders.  And we are certain of our commitment to do whatever it takes to deal with the circumstances the business of biotech throws at us.

So, as we progress through another fiscal year, we ask for your continued support, encouragement, and patience as we continue to advance through the drug development challenges we have faced.  As always, the entire MIGENIX team thanks you for your contribution to our company and looks forward to sharing mutual success in the years ahead.

Sincerely,

Jim DeMesa, MD

President and CEO

August 7, 2007

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

The following is a discussion of the financial condition and results of operations of MIGENIX Inc. and its subsidiaries (the “Company”). This discussion should be read in conjunction with the Company’s April 30, 2007 audited consolidated financial statements and related notes included therein. All amounts unless indicated otherwise are expressed in Canadian dollars. The discussion and analysis contained in this Management’s Discussion & Analysis is as of July 27, 2007 (with the exception of the July 30, 2007 update in the “DEVELOPMENT PROGRAMS - Omiganan 1% gel: Prevention of Catheter-Related Infections” section). Additional information on the Company including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this MD&A include, but are not limited to, statements concerning our expectations for: Cadence Pharmaceuticals completing enrollment of 1,850 patients in the CLRIS trial in the second quarter of 2008 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for Omigard in the first half of 2009; receiving up to  US$27 million in milestone payments; data from the celgosivir Phase II extension protocol being available by the end of 2007; 4-week interim results from the Phase II viral kinetics combination study of celgosivir in approximately 10 treatment-naïve patients in the third quarter of 2007; submitting an IND in the US in the first quarter of 2008 for the future development of celgosivir; Cutanea Life Sciences completing the Phase II CLS001 rosacea clinical trial in 2007; completing the MX-2401 GLP non-clinical studies in approximately 12 months; our estimate of the probable royalties payable to the holders of the convertible royalty participation units; our estimate of US$225,000 in milestone payments pursuant to our preferred shares in the next 12 months; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $11 million to $13 million; and the Company’s financial resources being sufficient to fund operations into the second or third quarter of calendar 2008.

With respect to the forward-looking statements contained in this MD&A, we have made numerous assumptions regarding, among other things: Cadence’s ability to enroll sufficient patients to complete the Omigard CLIRS trial; the adequacy of the CLIRS trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including an NDA, for Omigard; our ability to manage licensing opportunities; our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines; our partner Cutanea Life Sciences completing a Phase II CLS001 rosacea clinical trial in 2007; to and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F for and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

BUSINESS OVERVIEW

We are in the business of researching, developing and commercializing drugs primarily in the area of infectious diseases. We do not currently have any products approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval (see “Product Approval Process” below).  Our drug development programs are summarized in the following table:

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
Omiganan 1% gel (cationic peptide). Also known as OmigardTM, CPI-226 and MX-226.	Prevention of catheter-related infections (topical)

Phase III; one Phase III study has been completed in the United States. The North American and European development and commercialization rights for the topical treatment or prevention of device-related, burn-related or surgery-related infections are out-licensed to Cadence Pharmaceuticals. Cadence is conducting a confirmatory Phase III study in the United States under a Special Protocol Assessment (SPA) agreement with the US FDA and in Europe. Cadence expects to complete enrollment in the study in the second quarter of 2008. If the study results are positive Cadence plans to submit an NDA for marketing approval in the United States in the first half of 2009.

Omiganan for dermatological diseases (cationic peptide). Also known as CLS001; precursor product designated as MX-594AN.	Rosacea and other dermatological diseases (topical)

Phase II; a precursor product, (MX-594AN), completed two Phase II studies in the United States for the treatment of acne. The global development and commercialization rights for omiganan for use in dermatological diseases are licensed to Cutanea Life Sciences.  Cutanea has selected rosacea as its lead indication for development and has initiated a United States Phase II trial with CLS001. Cutanea expects to complete the study before the end of calendar year 2007.

Celgosivir (alpha-glucosidase I inhibitor). Also known as MX-3253.	Treatment of chronic Hepatitis C Virus infections (oral)

Phase II; completed two Phase II studies (a Phase II monotherapy trial and a Phase II proof of concept combination therapy non-responder study). An extension protocol for continued access to treatment for patients completing the Phase II non-responder study is ongoing. A Phase II viral kinetics study testing celgosivir in combination with peg-interferon and ribavirin in treatment-naïve patients is in progress with interim 4-week data expected in the third quarter of 2007.

MX-2401 (amphomycin-related lipopeptide)	Treatment of serious gram positive infections (intravenous)

Preclinical; lead candidate being advanced; $9.3 million funding commitment from Technology Partnerships Canada. GLP non-clinical studies started in April 2007. These GLP non-clinical studies are required for regulatory submissions to enter human clinical trials and could be completed approximately 12 months.

SB-9000 (dinucleotide). Also known as MX-1313.	Treatment of Hepatitis B Virus infections	Preclinical; out-licensed to Spring Bank Technologies.
HCVnn (non-nucleoside small molecule)	Treatment of chronic Hepatitis C Virus infections	Preclinical; lead series of compounds identified with development work focused on optimizing oral bioavailability, potency and further testing of compounds to generate a lead development candidate.
DEGENERATIVE AND METABOLIC DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
MX-4509 (17α-estradiol sodium sulfate)	Treatment of neurodegenerative diseases (oral)

On hold; data from non-clinical studies evaluating the potential of MX-4509 in two possible orphan indications did not show a benefit of treatment with MX-4509. Intangible asset carrying value of $3.3 million written off as at January 31, 2007.

MX-4565 (small molecule)	Treatment of neurodegenerative diseases (e.g. Parkinson’s disease, Alzheimer’s disease) and ophthalmic diseases (e.g. retinitis pigmentosa, glaucoma)

Preclinical; the potential of MX-4565 in Parkinson’s Disease and other diseases is being evaluated. Parkinson’s work is supported by a grant from the Michael J. Fox Foundation awarded to us in June 2007. The grant award agreement provides Elan Pharmaceuticals with a limited right to license the technology arising from the project for certain uses in the field of human disease.

MX-4042 (small molecule)	Treatment of arthritis	Preclinical

Product Approval Process

The production and manufacture of our drug candidates, and our research and development activities, are subject to rigorous governmental regulations regarding safety and efficacy. In Canada, these activities are regulated by the Food and Drugs Act administered by Health Canada. In the United States, drugs are regulated by the Federal Food, Drug, and Cosmetic Act, administered by the Food and Drug Administration (“FDA”). The government regulatory authorities have responsibility for overseeing the country's requirements for conducting clinical trial investigations and approving new drugs for marketed use. Regulatory authorities require facilities responsible for

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

manufacturing, processing, packaging, labeling or holding of drugs, sites performing preclinical work to support marketing applications and all clinical sites to adhere to a strict set of standards, specifically Good Manufacturing Practices (“GMPs”), Good Laboratory Practices (“GLPs”) and Good Clinical Practices (“GCPs”). Routine inspections are performed to ensure compliance with these standards.

The principal activities that must be completed before obtaining approval for marketing of any new drug product in Canada and the United States are generally as follows:

(a) Preclinical (non-clinical) Studies. Preclinical studies are conducted in vitro and in animals to evaluate the drug's toxic and pharmacologic effects. Toxicity screening is performed, as well as investigations on drug absorption and metabolism, the toxicity of the drug's metabolites, and the speed with which the drug and its metabolites are excreted from the body.

(b) Phase I Clinical Trials. Phase I clinical trials consist of testing a drug candidate in a small number of human subjects (usually healthy volunteers) to assess its safety (toxicity), dose tolerance and pharmacokinetic properties including absorption, distribution, metabolism and elimination. Information from a Phase I study is used to design well-controlled Phase II studies.

(c) Phase II Clinical Trials. Phase II clinical trials usually involve a larger number of subjects than is required for Phase I clinical trials. They are conducted to evaluate the safety, tolerability and effectiveness of a drug in patients having the disease or medical condition for which the drug is likely to be indicated. These trials also serve to identify possible common short-term side effects and risks in a larger group of patients. Potential dosing regimens may also be evaluated during Phase II clinical trials.

(d) Phase III Clinical Trials. Phase III clinical trials involve conducting tests in an expanded patient population at geographically dispersed test sites (multi-center trials) to confirm clinical safety and effectiveness, after preliminary evidence suggesting efficacy of the drug has been demonstrated in Phase II studies. These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide information as to what may be included in the drug labeling.

Successful preclinical results (achieving potentially valuable pharmacological activity combined with an acceptable level of toxicity) enable the developer of a new drug to seek authorization from regulatory authorities to commence clinical trials. In the United States, an Investigational New Drug (“IND”) application must be submitted to the FDA at least 30 days before clinical trials begin. In Canada, a Clinical Trial Application (“CTA”) must be approved by Health Canada prior to commencement of each clinical trial. The IND or CTA contains all relevant preclinical and clinical information.

As the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards, and the stability of the drug substance and dosage form must be presented to the relevant regulatory authority. This is to ensure that a product that may eventually be sold to the public has the same composition as that determined to be effective and safe in clinical trials.  Production methods and quality control procedures must be in place to ensure the product can reproducibly meet its approved specifications.

Upon completion of all clinical trials, the results are submitted to the FDA as part of a New Drug Application (“NDA”) or to Health Canada as part of a New Drug Submission (“NDS”) to obtain approval to commence marketing of the drug. On approval of these submissions, the FDA or Health Canada grants a license to market the product in the United States or Canada, respectively.

The FDA or Health Canada requires post-market surveillance programs to monitor a product’s safety. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety, effectiveness or quality problem involving an approved drug may result in FDA or Health Canada action requiring suspension or withdrawal of the product from the market and possible recall action.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

MIGENIX Business Model

We are focused on developing compounds from the post-discovery stage (i.e. lead identification and optimization) through to late-stage clinical development (i.e. Phase II or Phase III). In the future, we intend to expand our business model to retain certain commercialization rights. Additionally we may collaborate with third parties to advance research and development programs, and out-license non-core programs to third parties. To expand the breadth and depth of our product pipeline, our business model includes acquiring and in-licensing technologies and product candidates, typically at the post-discovery to Phase I stages of development.

Our business model includes out-licensing (partnering) selected product candidates to pharmaceutical and other biotechnology or biomedical companies, typically in late Phase II (after preliminary safety and proof of efficacy parameters in humans have been obtained) or during Phase III. Out-licensing at this stage of development is intended to reduce product development and commercialization risks, minimize advanced development expenses through sponsored late-stage clinical and manufacturing development programs, leverage the development and commercialization capabilities of our partners, and to maximize the revenue value of these product candidates that will be received by us in the form of up-front license fees, milestone payments, research and development collaboration payments and royalties on product sales. We expect this to enable us to develop a greater number of product opportunities than would otherwise be possible and to focus primarily on our strengths in product development and partnering.

We use contract manufacturing organizations for the manufacture and supply of our drug candidates for preclinical and clinical studies and contract research organizations to perform certain preclinical and clinical study activities.

An important component of our business is seeking, obtaining and maintaining patent protection in the United States and other significant market territories for our technologies and product candidates.

DEVELOPMENT PROGRAMS

Omiganan 1% gel: Prevention of Catheter-Related Infections

In June 2005 Cadence Pharmaceuticals, Inc. (“Cadence”; NASDAQ: CADX), our partner for the North American and European development and commercialization of omiganan 1% gel, and the FDA reached a written agreement on a protocol for a second, confirmatory Phase III clinical trial of omiganan 1% gel which, if successful, would support US marketing approval for the prevention of local catheter site infections (“LCSI”), a recognized precursor to catheter-related bloodstream infections. This agreement was reached under the FDA's special protocol assessment (“SPA”) process, which establishes a written agreement between the FDA and the sponsoring company regarding clinical trial design, endpoints, study conduct, data analysis, and other elements of the study protocol. It is intended to provide agreement that, if the trial is executed per the protocol and pre-specified trial endpoints are achieved, they may serve as the primary basis for an efficacy claim in support of an NDA. In general, the SPA agreement is considered binding on both the FDA and the study sponsor. The omiganan 1% gel development program holds fast track status from the FDA.

In the first Phase III study (completed July 2003 in the United States) with over 1,400 patients, omiganan 1% gel demonstrated a statistically significant 49% reduction in LCSIs (p = 0.004), and a statistically significant 21% reduction in catheter colonization (p = 0.002), both secondary endpoints in the study. In the study there was also a statistically significant 51% reduction in catheter replacements (p = 0.002). Statistical significance was not reached in the study for the primary endpoint of catheter-related bloodstream infections.

Cadence initiated United States enrollment in the second, confirmatory multi-national pivotal Phase III study of omiganan 1% gel in August 2005 pursuant to the SPA described above. European enrollment in the study was initiated in January 2006. This confirmatory Phase III trial is a randomized, Evaluation Committee-blinded study to assess the effectiveness of omiganan 1% gel vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,850 hospitalized patients (see enrollment target discussion below) with central venous catheters. This ongoing trial is known as the Central Line Infection Reduction Study, or CLIRS trial. The primary efficacy endpoint of the CLIRS study is to evaluate whether omiganan 1% gel is superior to 10% povidone-iodine treatment in reduction of LCSIs in patients requiring central venous catheterization. The trial is designed to have 80% power to detect significance at the p=0.05 level. Other secondary objectives of this CLIRS study include assessing the effectiveness of omiganan 1% gel in preventing catheter colonization, catheter-related bloodstream

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

infections and all-cause bloodstream infections in patients requiring central venous catheterization, as well as gathering additional safety data on omiganan 1% gel.

On April 30, 2007 Cadence announced their intent to discuss with the FDA a proposal to increase the number of patients to be enrolled in the CLIRS trial (the original target enrollment was 1,250 patients).  The increase in the number of patients in the CLIRS trial is intended to maintain the statistical power of the trial and was prompted by Cadence’s planned re-analysis of data from the initial Phase III clinical trial of this product candidate. This re-analysis was performed as part of the standard procedure for analyzing data to prepare a final report of the study for a potential NDA or other applications for marketing authorization. Since LCSI was a secondary endpoint in the first Phase III trial and is the primary endpoint of this confirmatory Phase III study, the re-analysis required the use of a slightly different, stricter definition of LCSI, and showed that LCSIs were observed in 6.1% of subjects treated with the povidone-iodine control compared to 3.5% in the subjects treated with omiganan 1% gel.  This represents a 41.9% decrease in LCSIs, statistically significant at p = 0.032 (the previous analysis as a secondary endpoint indicated an approximately 49% reduction), as well as a reduction in the overall LCSI infection rate.  The catheter colonization and catheter-related bloodstream infection results from the initial Phase III study were not impacted by the re-analysis.

Because the target sample size for the CLIRS trial is based, in part, upon the LCSI rate and treatment effect, Cadence believes that adding patients is prudent in order to maintain the statistical power of the study. Additionally, improvements to hospital infection prevention practices since the CLIRS trial began may reduce catheter-related infection rates, further supporting an increase in the number of patients. Cadence was required to obtain the FDA’s concurrence with the proposed increase in enrollment.

On July 30, 2007 Cadence announced that the FDA had agreed with their plan to increase the number of patients to be enrolled in CLIRS trial from 1,250 to 1,850. Cadence also announced that in June 2007 it completed enrollment of the original target of 1,250 patients in this clinical trial. Cadence expects that based upon the current enrollment rate, and the fact that they have continued to add new clinical trial sites, they will complete enrollment of the new goal of 1,850 patients in the second quarter of 2008. If the results of the CLIRS trial are positive, Cadence expects to submit an NDA for omiganan 1% gel in the first half of 2009.

Cadence also intends to pursue a pediatric indication for omiganan1% gel in the prevention of catheter-related infections. Similar to the adult population, CVCs are a significant source of infectious complications in hospitalized neonates, infants, and children. As current and prior studies of omiganan have been in adult patients, some studies in pediatric patients will likely be required for expansion to a pediatric population.

Under the terms of the Collaboration and License agreement with Cadence, MIGENIX will receive up to US$27 million in development and commercialization milestone payments, upon the achievement of specified milestones, starting with the US and European regulatory submission process; and a double-digit royalty on net sales (see “LIQUIDITY and CAPITAL RESOURCES” for May 2006 financing involving these royalties). In addition, Cadence funds the clinical, regulatory, and commercialization costs related to omiganan 1% gel and is responsible for manufacturing. Cadence’s commercialization focus is on the United States market and thus Cadence intends to establish a strategic partnership(s) for the commercialization of Omigard™ for the rights it has outside of the United States. The rest of world (ROW; territories outside North America and Europe) rights held by MIGENIX may also be made available in combination with Cadence’s rights for prospective global partners. In parallel, MIGENIX is pursuing regional partners for the ROW territories.

Celgosivir: Treatment of Chronic Hepatitis C Virus (“HCV”) Infections

The current standard of care treatment regimen for genotype 1 HCV infections (the most common North American genotype) is a combination therapy approach (combination of pegylated alpha interferon and ribavirin) which is effective in about 50% of patients. Preclinical studies have demonstrated synergistic activity between celgosivir, interferon alpha and ribavirin, as well as other anti-HCV compounds, in a BVDV surrogate model for HCV infections. Celgosivir has also been shown to inhibit HCV in vitro. These data provide the basis for the Company’s strategy to develop celgosivir as a combination therapy with pegylated alpha interferon and other anti-HCV products (including products currently in development) for the treatment of chronic HCV infection.

Our celgosivir clinical development activities to date include three Phase II clinical studies in patients infected with chronic HCV genotype 1: (i) a monotherapy study (completed in September 2005); (ii) a combination therapy study in patients previously non-responsive or partially responsive to pegylated alpha interferon-based therapy

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

(completed in November 2006; final results April 2007); and (iii) a combination therapy viral kinetics study in treatment-naïve patients (ongoing):

Phase II Monotherapy Study

The Phase II monotherapy study was an open-label, randomized, dose-response, 12-week study in treatment-naïve and interferon-intolerant chronic HCV genotype 1 patients divided into three treatment groups. Enrollment started in October 2004 and 43 patients participated. The results demonstrated that celgosivir was well-tolerated with generally mild to moderate, reversible side effects, and no serious adverse events were observed. In two patients an antiviral effect (measured by the decrease from baseline of HCV RNA) of 1.0 log10 (90% clearing of the virus) or greater was observed, with one patient achieving a peak reduction in HCV RNA of 2.6 log10 (99.8% clearing of the virus). The mean viral load reduction in HCV RNA did not reach clinical significance in any of the treatment arms. The Company concluded that the Phase II monotherapy results, along with the preclinical synergy data generated to date (synergistic activity between celgosivir, interferon alpha and ribavirin), support the Company’s combination therapy development strategy.

Phase II Combination Therapy Study (non-responder and partial responder patients)

A randomized multi-center, active controlled Phase II combination study was initiated in November 2005. The study was designed to determine, over 12 weeks of treatment, the efficacy, safety, and tolerability of celgosivir in combination with peginterferon alfa-2b, with or without ribavirin, in HCV-positive (genotype 1) patients who were non-responders or partial responders to prior therapy with optimized pegylated alpha interferon and ribavirin (the “non-responder study”).

The Phase II non-responder study and an extension protocol (see description of extension protocol below) were supported in part through a Material Transfer and License Option agreement with Schering-Plough Corporation (“Schering”). The agreement with Schering provided for (a) the supply of PEGETRON® (peginterferon alfa-2b powder plus ribavirin), (b) certain technical and laboratory support and other services, and (c) certain limited rights for Schering’s review of clinical trial results and for the negotiation of a license agreement. As of April 30, 2007, we estimate that the value of the PEGETRON® and lab testing services received by the Company to be approximately $1.1 million ($0.4 million for the year ended April 30, 2007; and $0.7 million for the year ended April 30, 2006), and the Company has recorded this non-monetary consideration and expense at a net cost of $nil in its research and development expenses.

Enrollment in the non-responder study was completed in June 2006 and top-line results of the study were announced on November 6, 2006. MIGENIX was subsequently informed by Schering that approximately 50% of the original viral load samples from the study, which Schering tested under the Material Transfer and License Option Agreement, required retesting. Final top line results of the study after completion of the retesting by Schering were announced April 11, 2007. A total of 57 patients were enrolled into the study (36 were non-responders and 21 were partial responders to prior pegylated alpha interferon-based HCV treatment).  Patients were randomized into three treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (“triple combination”); (ii) celgosivir plus peginterferon alfa-2b (“double combination”); and (iii) celgosivir placebo plus peginterferon alfa-2b plus ribavirin (“control treatment”). Of the 36 non-responders, 30 patients completed the 12 weeks of treatment: 12 in the triple combination arm, 8 in the double combination arm, and 10 in the control treatment arm. The triple combination demonstrated clinical benefit in this non-responder patient population, achieving:

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42% (5/12) Early Virological Response (“EVR”) with the celgosivir triple combination arm compared to 10% (1/10) EVR in the control treatment arm. This compares with 33% (4/12) EVR (triple combination) vs 10% (1/10) (control treatment) in the original study results. EVR is defined as a 2 log10 or greater HCV viral load reduction (“VLR”) at 12 weeks.

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1.63 log10 (triple combination) mean HCV VLR compared to a 0.92 log10 VLR (control treatment). This compares with a 1.2 log10 VLR (triple combination) vs a 0.4 log10 VLR (control treatment) in the original study results.

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a more rapid onset of treatment effect as measured by VLR within the first 2 weeks of therapy in the triple combination as compared to the control treatment.

In addition to the triple combination and control treatment results reported above, the following results were also consistent with the originally reported results: (a) the double combination did not show a meaningful difference in mean viral load reduction and EVR when compared to the control treatment in non-responder patients; and (b) in

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

the partial responder patient population, there were insufficient patients (n=3) in the triple combination arm for any conclusions to be drawn and the double combination showed less effect than the control treatment.

The celgosivir combination therapies were well tolerated and resulted in no significant adverse events.  As expected from previous experience, the most frequent side effects related to celgosivir were gastrointestinal in nature and were generally mild.  Other frequently observed side effects were fatigue and flu-like symptoms – which are side effects usually associated with pegylated interferon and ribavirin.  Only 7 of the 57 patients entering the study dropped out prior to week 12.

These top-line results demonstrated proof-of-concept and evidence of clinical benefit when using celgosivir triple combination as compared to the active control treatment in patients with chronic hepatitis C virus genotype 1 infections who were characterized as non-responders to prior therapy with optimized pegylated alpha interferon plus ribavirin. Non-responders in our study were defined as patients who never reached an EVR with optimized pegylated alpha interferon plus ribavirin (i.e. patients who did not achieve 2 log10 or greater reduction in viral load at 12 weeks of their previous pegylated alpha interferon plus ribavirin treatment therapy). One-third of our non-responder patients (11 of 36) were actually “null responders” with viral load reductions of 0.4 log10 or less in their previous therapy.

Data from the Phase II non-responder study were presented on April 15, 2007 at the 42nd Annual Meeting of the European Association for the Study of the Liver (EASL) held in Barcelona, Spain and on May 21, 2007 at Digestive Disease Week (DDW) 2007 held in Washington, DC.

The Extension Protocol: In conjunction with the non-responder study, a protocol was designed and approved by Health Canada to provide participants in the 12-week study with access to continued treatment for up to an additional 36 weeks. In consultation with their physicians, patients could elect to continue on with their original treatment or, if on the double combination or the control treatments, could switch to the triple combination treatment.  Of the 50 patients completing 12 weeks of treatment, 31 elected to continue treatment beyond 16 weeks with 30 of these either continuing with, or switching to, the triple combination. Of the 31 patients continuing treatment in the extension protocol, 15 patients completed 48 weeks of treatment and 16 patients discontinued treatment before the 48th week. Patients are being followed up to an additional 24 weeks (to week 72). Since this is primarily an expanded access protocol, and not a clinical study, anecdotal data primarily related to safety will be available on individual patients by the end of 2007.

On December 7, 2006 we provided to Schering a summary of the Phase II non-responder study results for their exclusive review pursuant to the Material Transfer and License Option agreement. As a result of the retesting matter described above, we agreed with Schering that their limited period of exclusivity for data review would commence upon providing Schering a new data package incorporating the retesting results. On April 27, 2007 we provided Schering a new data package incorporating the retesting results. Schering, on June 26, 2007, advised us that they would not be entering into a second period of exclusivity to negotiate the terms of a license agreement for celgosivir at that time. MIGENIX is, therefore now free to advance discussions with other interested parties. Schering expressed a willingness to consider providing us with guidance on study design and drug supplies in support of celgosivir’s further clinical development.

Phase II Viral Kinetics Combination Therapy Study (treatment-naïve patients)

In May 2006 the Company received a Notice of Authorization from Health Canada for a Phase II viral kinetics combination study of celgosivir in patients with chronic HCV (genotype 1) infection who had not received prior treatment for their infection. The focus of this study is on the viral kinetics, pharmacokinetics, safety and tolerability of celgosivir in combination with peginterferon alfa-2b and ribavirin. In July 2006 we received approval for an amended protocol to include two treatment arms rather than the previous three-arm design and enrollment in the study started in October 2006. This Phase II study is a 12-week randomized, active-controlled study in up to 20 patients in two treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (triple combination); and (ii) peginterferon alfa-2b plus ribavirin (active control). Enrollment in the study has been slower than anticipated for reasons that MIGENIX believes include the significant time commitment required by the patients due to the viral kinetics focus of the protocol, the small number of sites available due to the requirement of in-clinic stays, and to some extent the fact that treatment-naïve patients tend to be less motivated to try new treatments. Interim 4-week data from the study are expected in approximately 10 patients in the third quarter 2007, with guidance for 12-week data to be provided in conjunction with the 4-week data.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

Investigational New Drug (“IND”) application

All MIGENIX-related clinical trials of celgosivir to date have been conducted in Canada. We plan to submit an IND application in the United States in the first quarter of 2008 for the future development of celgosivir.

Omiganan for Dermatological Diseases

A license agreement for the development and commercialization of omiganan for use in dermatological diseases was executed on December 7, 2005 with Cutanea Life Sciences, Inc., (“Cutanea”) a private, dermatological pharmaceutical company based in metropolitan Philadelphia, Pennsylvania.

Cutanea has initiated a Phase II rosacea clinical trial in the United States using CLS001, a topical formulation of omiganan for dermatologic use. The Phase II trial is a randomized, vehicle-controlled, double-blind, multi-center study designed to evaluate the safety and efficacy of CLS001 in up to 240 subjects with papulopustular rosacea.  The primary efficacy endpoint is the mean percent reduction in the number of inflammatory lesions.  This study is expected to be completed by the end of 2007.

Pursuant to the license agreement, MIGENIX can receive up to approximately US$21 million in development and commercialization milestone payments, as well as single digit royalties on net sales (see “LIQUIDITY and CAPITAL RESOURCES” for May 2006 financing involving these royalties). Cutanea received exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs. Prior to licensing omiganan for dermatological diseases to Cutanea, MIGENIX had completed three Phase I and two Phase II clinical studies exploring the use of omiganan in the treatment of acne.

MX-4509: Treatment of Neurodegenerative Diseases

MX-4509 (17α-estradiol sodium sulfate) was being evaluated for its therapeutic potential in certain neurodegenerative indications. A non-clinical study in a potential neurodegenerative orphan indication was initiated in October 2005 and a study in a second indication started in May 2006. Results of these non-clinical studies did not show a benefit for MX-4509 treatment. As a result, an intangible asset write-down in the amount of $3.3 million was recorded as at January 31, 2007.

MX-2401: Treatment of Serious Gram-positive Bacterial Infections

MX-2401 is being developed for the treatment of serious gram positive bacterial infections.  On March 31, 2005 we entered into an agreement with the Government of Canada under the Technology Partnerships Canada (“TPC”) program which will provide up to $9.3 million in funding for the development of MX-2401 through the completion of the first Phase III clinical trial.

The manufacturing of MX-2401 for the Good Laboratory Practices (“GLP”) compliant non-clinical toxicity studies required to support moving into Phase I clinical development was completed during the year ended April 30, 2007. Additionally, the Company initiated interactions with Health Canada to obtain feedback on the pre-Phase I development program. GLP non-clinical studies were initiated in April 2007 and could be completed in approximately 12 months. Timing for completion of the GLP studies is dependent upon (1) additional manufacturing process development work; (2) initiation of the remaining required GLP studies; and (3) financial resources. Prior to initiating clinical trials in humans with MX-2401, the Company will need to complete the GLP studies, manufacture clinical trial GMP quality MX-2401, submit and obtain regulatory approval for initiating clinical studies, and complete various other activities. In May 2007, 50,000 Series A and 50,000 Series B preferred shares were converted into 158,342 common shares to pay US$100,000 in milestones achieved during April 2007 in the MX-2401 program.

Other Matters

Effective February 12, 2007 the Company terminated its license agreement with Idera Pharmaceuticals Inc (formerly Hybridon Inc). This license agreement relates to an inactive program (MX-1121) that was written off by the Company in April 2004. In connection with the termination of the license agreement, the Company in March 2007 redeemed 5,250,000 Series C Preferred shares for an aggregate of US$1 and these shares have now been cancelled.

We received notice from Pfizer effective June 12, 2007 terminating the agreements we acquired as part of our merger with MitoKor in August 2004. In November 1998, MitoKor entered into a collaborative research and development agreement with Pfizer pursuant to which Pfizer funded certain research performed by MitoKor through May 2002. Concurrent with the research and development agreement, MitoKor also entered into a license and

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

royalty agreement with Pfizer. To date, no milestone payments or royalty income has been received associated with the agreement.

We received a notice dated June 29, 2007 from Wyeth for the termination of a license agreement we acquired as part of our merger with MitoKor in August 2004.  Under the agreement, Wyeth holds an exclusive, worldwide license, as well as options to obtain a license under certain of the Company’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer’s disease and certain other dementias. To date, no agreement-associated milestone payments or royalty income has been received.

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws, and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of April 30, 2007, an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined under Multilateral Instrument 52-109 (“MI 52-109”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at April 30, 2007.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

As of April 30, 2007, management evaluated the design of our internal control over financial reporting as defined under MI 52-109 and, based on that evaluation, determined that an aspect of our internal control over financial reporting required improvement.  The control deficiencies identified by the Company did not result in adjustments to any of our annual or interim consolidated financial statements.

As a small organization, similar to other small organizations, the Company’s finance department is composed of a small number of key individuals, resulting in limitations on the segregation of duties.  Specifically, certain financial personnel have incompatible duties that allowed for the creation, review and processing of certain financial data without independent review and authorization.  We will continue to develop and employ appropriate measures to properly assign job roles and responsibilities to employees to ensure the proper segregation of duties where feasible, and the Chief Executive Officer and Chief Financial Officer will continually monitor the financial activities of the Company.  The Chief Executive Officer and Chief Financial Officer have concluded that considering the management and Audit Committee oversight, the risks associated with the segregation of duties are not significant enough to justify the expense associated with adding employees to segregate duties.

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the three month period ended April 30, 2007 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.  No such significant changes were identified through their evaluation.

CRITICAL ACCOUNTING POLICIES

The Company’s audited consolidated financial statements and unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the reporting currency is Canadian dollars. These accounting principles require the Company to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.  Areas of significant estimates include: recognition of revenue, amortization of intangible assets, assessment of the carrying value of intangible assets, accretion of the convertible royalty participation units and stock-based compensation. A reconciliation of amounts presented in accordance with

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

United States generally accepted accounting principles (“US GAAP”) is described in Note 19 to the audited consolidated financial statements for the year ended April 30, 2007.

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

Revenue to date has primarily been derived from initial license fees and research and development collaboration payments from licensing arrangements. Initial fees and milestone fees received which require the Company’s ongoing involvement are deferred and amortized into income over the term of the underlying product development period.  A change in the underlying product development period from the originally estimated period may result in a longer or shorter period that the initial fees are amortized into income, decreasing or increasing income respectively. Research and development collaboration revenues generally compensate the Company for non-clinical and clinical activities related to development programs under collaborative/licensing agreements for certain product candidates of the Company, and are recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to the Company’s research and development programs.  Research costs are expensed as incurred and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  The Company assesses whether development costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Intangible assets

Intangible assets are comprised of technology licenses and acquired technology and include those acquired in exchange for equity instruments issued by the Company. Under US GAAP, costs to purchase rights to unproven technology which may not have alternate future uses are expensed as research and development.  Under Canadian GAAP, the purchase cost of such rights is generally capitalized as an intangible asset.  Any change in the future use or impairment of unproven technology may have a material impact on the Company’s Canadian GAAP financial statements.

Intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.  The Company determines the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  The Company reviews the carrying value of its intangible assets on a quarterly basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to its stock option plans. The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options. The Company has disclosed the proforma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003. The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option and the expected volatility at the time the options are granted. Changes in these assumptions can materially affect the measure of the estimated fair value of the stock options and hence, the results of operations. Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

ADOPTION OF NEW ACCOUNTING POLICIES

As a result of the convertible royalty participation unit financing completed May 3, 2006, we adopted the accounting policy for the convertible royalty participation units as described in “LIQUIDITY and CAPITAL RESOURCES” and  note 11 to the April 30, 2007 audited consolidated financial statements.

As a result of the deferred share unit plan approved September 12, 2006 and the subsequent award of deferred share units to non-management directors pursuant to the plan, we adopted the accounting policy for deferred share units as described in note 2 and note 14[h] to the April 30, 2007 audited annual consolidated financial statements. On the date of award, the fair value of the deferred share units awarded, being the fair value of the Company’s common shares at that date, is recorded as Contributed Surplus on the Company’s consolidated balance sheet and as compensation expense.

NEW ACCOUNTING PRONOUNCEMENTS

In 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued the following new accounting standards:

•

Section 1530, Comprehensive Income, defines and establishes the reporting requirements for comprehensive income.

•

Section 3251, Equity, replaces Section 3250, Surplus, and establishes standards for the presentation of changes to equity.

•

Section 3855, Financial Instruments – Recognition and Measurement, establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

•

Section 3861, Financial Instruments – Disclosure and Presentation, replaces Section 3860 of the same name and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

These standards will be effective for us from May 1, 2007.  We will be evaluating the impact of these new accounting standards on our consolidated financial statements.

SELECTED ANNUAL FINANCIAL INFORMATION

The following table provides summary financial information for our April 30, 2007, 2006 and 2005 financial years:

	Years ended April 30
	2007	2006	2005
	(Expressed in thousands, except per share amounts)
Statement of Loss and Deficit
Total revenue	$19	$574	$2,451
Research and development expenses	$(7,494)	$(7,715)	$(8,567)
General and corporate expenses	$(3,616)	$(3,430)	$(3,770)
Amortization	$(822)	$(970)	$(897)
Write-down of intangible assets	$(3,316)	$(138)	$(16)
Loss on disposal/retirement of equipment	$(25)	$ -	$ -
Other income (expense)	$(798)	$329	$255
Loss for the year	$(16,052)	$(11,350)	$(10,544)
Accumulated deficit	$(124,717)	$(108,665)	$(97,315)
Basic and diluted loss per common share	$(0.19)	$(0.16)	$(0.18)

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

	As at April 30
	2007	2006	2005
	(Expressed in thousands)
Balance Sheet
Total current assets	$16,555	$10,092	$13,453
Total assets	$19,581	$16,872	$21,206
Total current liabilities	$1,958	$3,833	$2,658
Total liabilities	$6,920	$3,833	$2,644
Shareholders’ equity	$12,661	$13,039	$18,542

We have no fixed dividend policy and have not paid dividends since our incorporation.  The payment of dividends is subject to the discretion of the board of directors and will depend, among other factors, on our earnings, capital requirements and operating and financial condition.  We currently intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay any dividends on our common shares or preferred shares in the foreseeable future.

See “RESULTS OF OPERATIONS” and “LIQUIDITY AND CAPITAL RESOURCES” below for discussion of the period variations and trends in results of operations and financial condition. See also “SELECTED QUARTERLY FINANCIAL DATA” for summary of financial data and a discussion of period variations for our last eight quarters.

RESULTS OF OPERATIONS

MIGENIX commenced operations in January 1993 and has devoted its resources to the research and development of experimental new drug candidates. See “BUSINESS OVERVIEW” and “DEVELOPMENT PROGRAMS” for description of the Company’s business, the drug candidates being developed and current development activities, development and commercialization agreements, and near-term milestones. No product candidates being developed by MIGENIX have been approved to be marketed commercially to date. MIGENIX has been unprofitable since its formation incurring significant operating losses each year and has incurred a cumulative deficit of $124.7 million to April 30, 2007.

For the year ended April 30, 2007 (“Fiscal 2007”), MIGENIX incurred a loss of $16.1 million (2006: $11.3 million; 2005: $10.5 million) or $0.19 (2006: $0.16; 2005: $0.18) per common share. The increase in the Fiscal 2007 loss compared to the Fiscal 2006 loss is principally attributable to: (i) a $3.3 million write-down of intangible assets as at January 31, 2007 (see “MX-4509: Treatment of Neurodegenerative Diseases” and “Write-down Intangible Assets”); (ii) $1.4 million accretion of the convertible royalty participation units ($nil in Fiscal 2006 – see “Other Income and Expenses”); and (iii) lower revenues in Fiscal 2007 (see “Revenues”).

Revenues

During Fiscal 2007 the Company had no licensing revenue (2006: $0.2 million; 2005: $2.1 million). The Fiscal 2006 licensing revenue is from the license agreement completed with Cutanea Life Sciences in December 2005 (see "Omiganan for Dermatological Diseases”). The Fiscal 2005 licensing revenue is from the license agreement completed with Cadence Pharmaceuticals in August 2004 (see “Omiganan 1% Gel: Prevention of Catheter-Related Infections”).

During Fiscal 2007 the Company had nominal (< $0.1 million) research and development collaboration revenue (2006: $0.3 million; 2005: $0.4 million). These research and development collaboration revenues are principally pursuant to the sale of omiganan drug substance to Cadence and Cutanea. Under our license agreements with Cadence and Cutanea, they are responsible for manufacturing, therefore sales of drug substance to Cadence and Cutanea are not expected to continue as the sales are limited to supplies from our pre-licensing manufacturing activities.

Over the next five financial years we may earn development and commercial milestone revenue of: (a) up to US$27 million starting with the US and European regulatory submission process and a double digit percentage royalty based on net sales pursuant to our agreement with Cadence Pharmaceuticals; and (b) up to US$21 million and a single digit percentage royalty based on net sales pursuant to our agreement with Cutanea Life Sciences. The

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

development milestones are dependent on the successful completion of various individual development and regulatory steps in each of the programs and the commercial milestones are dependent on obtaining marketing approvals for the product candidates and achieving certain sales thresholds. The completion, timing and success of the activities that would lead to these milestone revenues and royalties are outside our control as the programs are directed by our partners. Additionally we have the opportunity for revenues from the potential partnering of celgosivir, the potential partnering of omiganan for the rest of world territories and our agreement with Spring Bank, however at this time we have insufficient visibility as to these matters to estimate revenues over the next five financial years (if any) from them.

Operating Expenses

Operating expenses increased in Fiscal 2007 to $15.3 million (2006: $12.3 million; 2005: $13.2 million) principally due to the $3.3 million write-down of intangible assets (see “MX-4509: Treatment of Neurodegenerative Diseases” and “Write-down Intangible Assets”).

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, costs associated with clinical trials, costs associated with non-clinical activities, patent-related costs and facility related costs. Clinical trial expenses include payments to vendors such as clinical research organizations, contract manufacturers, clinical trial sites, laboratories for testing of clinical samples and consultants. We charge all research and development expenses to operations as incurred because the underlying technology associated with these expenditures relates to our research and development efforts and has no alternative future uses.

We use our internal research and development resources, including our employees and facility, across various projects, and we do not account for these internal research and development expenses on a project basis. These expenses are included in the “unattributed expenses” category in the table below. We use external service providers to assist us in the conduct our clinical trials, to manufacture our product candidates and to provide various other research and development related products and services. We have tracked many of these external research and development expenses on a project basis. To the extent that expenses associated with external service providers are not attributable to a specific project, they are included in the “unattributed expenses” category in the table below.

The following table summarizes our research and development expenses(1) for the periods indicated:

	Years ended April 30
	2007	2006	2005
Program Expenses	(Canadian dollars, millions)
Omiganan 1% gel (partnered)	$0.0	$0.0	$0.0
Omiganan for dermatological diseases (partnered)	0.0	0.0	0.2
Celgosivir	1.5	2.1	1.2
MX-2401	1.1	0.6	0.6
MX-4509	0.2	0.2	0.7
Other Projects	0.3	0.3	0.2
Total Program Expenses	$3.1	$3.2	$2.9

Unattributed Expenses
Personnel	$2.7	$2.7	$3.3
Patent costs	0.8	0.9	1.0
Other	0.9	0.9	1.4
Total Unattributed Expenses	$4.4	$4.5	$5.7

Total Research & Development Expenses	$7.5	$7.7	$8.6

(1)

Before amortization expense, technology and license acquisition costs and write-offs of intangibles assets.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

Our omiganan programs are being advanced by our development and commercialization partners:

•

Our partner for the North American and European development and commercialization of omiganan 1% gel, Cadence Pharmaceuticals, funds the clinical, regulatory and commercialization costs related to the program and are responsible for manufacturing.

•

Our partner, Cutanea Life Sciences, has the exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

Celgosivir program costs decreased in Fiscal 2007 compared with Fiscal 2006 principally due to a non-clinical toxicity study completed in Fiscal 2006 and higher manufacturing costs in Fiscal 2006 in preparation for the Phase II non-responder and Phase II viral kinetics combination studies (see “DEVELOPMENT PROGRAMS - MX-3253: Treatment of Chronic HCV Infections”). These decreases were partially offset by an increase in Phase II study costs.

Costs in the MX-2401 program increased in Fiscal 2007 principally due to the manufacture of the 1kg non-GMP batch required to start the GLP non-clinical studies (see “DEVELOPMENT PROGRAMS – MX-2401: Treatment of Serious Gram-positive Bacterial Infections”). The Fiscal 2007 MX-2401 program costs are net of $0.5 million in TPC assistance (2006: $0.2 million; 2005: $0.5 million).

We anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. We are currently focusing our resources on advancing the development of our non-partnered programs: celgosivir and MX-2401.  In the financial year ending April 30, 2008, we expect:

•

Cadence to be nearing completion of enrollment in the CLRIS study (if not complete, their current guidance is to complete enrollment in the second quarter of 2008).

•

Interim 4-week data from the Phase II viral kinetics study are expected in approximately 10 patients in the third quarter 2007 with guidance for 12-week data to be provided in conjunction with the 4-week data.

•

Data from the celgosivir combination therapy non-responder extension protocol by the end of 2007.

•

To submit an IND application in the United States in the first quarter of 2008 for the future development of celgosivir.

•

Results from the Phase II rosacea study being conducted by Cutanea Life Sciences by the end of 2007.

•

To complete the current MX-2401 GLP studies and make a decision on proceeding with the remaining GLP studies required for regulatory submissions to enter human clinical trials. We also plan to initiate additional manufacturing process development work in preparation for GMP manufacturing.

At this time, due to the risks inherent in the product development process and given the early stage of our product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. There are numerous factors associated with the successful commercialization of any of our drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on the stage of development. With product development timelines, the probability of success and development costs vary widely. While we are currently focused on advancing our highest priority product development programs, our future research and development expenses will depend on the determinations we make as to the scientific and clinical success of each product candidate, as well as ongoing assessments as to each product candidate’s commercial potential and prioritization. In addition, we cannot forecast with any degree of certainty which of our current product candidates will be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

We expect our development expenses to be substantial over the next few years as we continue the advancement of our product development programs. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining regulatory approvals could materially adversely affect our product development efforts and, in turn, have a material adverse effect on our results of operations. As we obtain results from non-clinical studies and clinical trials, we may elect to discontinue or delay studies or clinical trials for a product candidate or development program in order to focus our resources on the most promising and/or highest priority product candidates or programs.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

General and Corporate

General and corporate expenses in Fiscal 2007 were $3.6 million (2006: $3.4 million; 2005: $3.8 million). Personnel costs were $2.3 million in Fiscal 2007 (2006: $2.2 million; 2005: $2.2 million).

Amortization

Amortization expense for equipment in Fiscal 2007 was $0.2 million (2006: $0.3 million; 2005: $0.3 million).

Amortization expense for intangible assets in Fiscal 2007 was $0.6 million (2006: $0.7 million; 2005: $0.6 million).

Write-down Intangible Assets

The write-down of intangible assets in Fiscal 2007 was $3.3 million (2006: $0.1 million; 2005: <$0.1 million). Pursuant to quarterly reviews of intangible assets during Fiscal 2007 we determined that a $3.3 million write-down was appropriate in respect of the MX-4509 program. This write-down was based on the results of two non-clinical studies that did not support the Company’s orphan drug development strategy for MX-4509 (see “MX-4509: Treatment of Neurodegenerative Diseases”).

Other Income and Expenses

Other income and expenses includes three principal items: (1) interest income generated from investments of the Company’s cash balances; (2) accretion expense related to the convertible royalty participation unit financing completed in May 2006 (see “LIQUIDITY and CAPITAL RESOURCES”); and (3) foreign exchange gains and losses on the Company’s United States (“US”) dollar denominated cash and cash equivalents, amounts receivable and accounts payable balances. See “FINANCIAL INSTRUMENTS AND RISKS”.

Interest income was $0.6 million for Fiscal 2007 (2006: $0.3 million; 2005: $0.4 million). The increase in Fiscal 2007 interest income resulted from higher average cash, cash equivalent and short-term investment balances and higher average interest rates. The average rate of return for Fiscal 2007 was 4.1% (2006: 2.6%; 2005: 2.2%).

Accretion expense related to the convertible royalty participation units (see “LIQUIDITY and CAPITAL RESOURCES”) for Fiscal 2007 was $1.4 million (2006: $nil; 2005: $nil). This accretion expense is a non-cash expense resulting from [i] accreting the liability component of the convertible royalty participation units to the maximum royalties payable of $29.5 million (will be reduced for actual royalties paid, any units converted into common shares and should our estimate of the probable royalties payable decline below $29.5 million) over the estimated royalty payment term using the effective interest method; and [ii] amortizing the deferred financing costs over the estimated term of the convertible royalty participation units.

The foreign exchange gains/losses were nominal (< $0.1 million) for each of Fiscal 2007 and Fiscal 2006 (2005: $0.1 million loss).

Equipment and Intangible Asset Expenditures

Equipment expenditures for Fiscal 2007 were $0.2 million (2006: < $0.1 million; 2005: $0.2 million). During Fiscal 2007 the Company upgraded its computer network.

Intangible assets at April 30, 2007 include acquired technology and capitalized technology license costs for the Company’s neurodegenerative (MX-4565 and MX-4042), lipopeptide (MX-2401), celgosivir, and HBV (SB-9000) programs. The $1.7 million carrying value of these intangible assets at April 30, 2007 does not necessarily reflect present or future values of the underlying programs/technologies and the ultimate amount recoverable by the Company in respect of these assets will be dependent upon the successful development and commercialization of products based on these assets and/or out-licensing of the programs/technologies to third parties (see “RISKS and UNCERTAINTIES”).

Acquired technology costs capitalized in Fiscal 2007 were $nil (2006: $nil; 2005: $5.8 million). The acquired technology costs capitalized Fiscal 2005 relate to the MitoKor programs (including MX-4509, MX-4565 and MX-4042) acquired August 31, 2004.

Technology license costs capitalized and acquired technology costs capitalized were $nil for each of Fiscal 2007, Fiscal 2006 and Fiscal 2005.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2007, the Company had cash, cash equivalents and short term investments of $15.3 million (April 30, 2006: $9.4 million) and the Company’s net working capital was $14.6 million (April 30, 2006: $6.3 million). The $8.3 million increase in net working capital from April 30, 2006 is primarily attributable to the $17.9 million in net proceeds from the May 2006 and December 2006 financings (see below), less the cash loss of $9.9 million (net loss excluding non-cash expenses: amortization, write-down of intangible assets, stock-based compensation, deferred share unit compensation, milestones being paid by conversion of preferred shares and accretion of the convertible royalty participation units) for the year ended April 30, 2007. The Company’s cash equivalents and short term investments are invested in high-grade liquid financial instruments with maturity dates, selected with respect to the expected timing of expenditures to fund operations (not to exceed three years) and prevailing and expected interest rates (see “FINANCIAL INSTRUMENTS AND RISKS”).

MIGENIX has financed its operations to date primarily through the sale of equity securities. During Fiscal 2007 the company completed two financing transactions:

•

On May 3, 2006 the Company completed a financing of $8.8 million relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals (see “DEVELOPMENT PROGRAMS – Omiganan 1% gel: Prevention of Catheter-Related Infections”) and Cutanea Life Sciences (see “DEVELOPMENT PROGRAMS – Omiganan for Dermatological Diseases”). A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties until a further $400 of royalties is paid per unit. The units contain features whereby the Company or the unit holders may elect to convert the units into the Company’s common shares (see “OUTSTANDING SHARE DATA”). In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders. The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: (i) the date $1,000 of royalties has been paid in respect of the unit; (ii) the date the unit is converted into common shares; and (iii) May 3, 2021. The Company has provided the buyers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events. In the event of default the Company would become obligated to pay the unit holders $1,000 per unit less the royalties paid in respect of the unit. In connection with completing the transaction the Company: [i] paid the agent a cash commission of $0.7 million and issued to the agent warrants expiring May 3, 2009 for the purchase of 883,950 common shares at a price of $0.50 per common share (see “OUTSTANDING SHARE DATA”); and [ii] incurred approximately $0.4 million in legal, professional and other costs of which $0.3 million were included in other assets at April 30, 2006.

•

On December 6, 2006, the Company completed a bought deal public offering of 19,262,500 units at a price of $0.60 per unit for gross proceeds of approximately $11.6 million with each unit consisting of one common share and one-half of one common share purchase warrant (total of 19,262,500 common shares and 9,631,250 warrants). Each whole warrant allows for the purchase of one common share at a price of $0.80 per common share on or before December 6, 2011. In connection with the public offering the Company: [i] paid the underwriter a cash commission of $0.8 million; [ii] issued to the underwriter warrants expiring December 6, 2008 for the purchase of 963,125 units at a price of $0.60 per unit; and [iii] incurred approximately $0.6 million in legal, professional and other costs.

In March 2005 the Company obtained a $9.3 million funding commitment for the MX-2401 program from the TPC program (see “DEVELOPMENT PROGRAMS – MX-2401: Treatment of Serious Gram-positive Bacterial Infections”). As at April 30, 2007, the Company had expenditures qualifying for $1.2 million of funding under this commitment of which $0.6 million had been received and $0.6 million was recorded as government assistance receivable (April 30, 2006 - $0.7 million of funding under this commitment of which $0.5 million had been received and $0.2 million was recorded as government assistance receivable). The TPC funding covers 26% of eligible costs and a royalty is payable to TPC if the MX-2401 program is successful (determination of success includes the obtaining of marketing approval).  The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven year period ending March 31, 2019 to a maximum of $30.4 million. The royalty rate is reduced to 1.2% should the cumulative royalties reach $20.3 million. If the cumulative royalties have not reached

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

$20.3 million by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20.3 million. Royalties, if any, that may be payable to TPC would be accounted for in the period in which it is determined that payment is likely.

MIGENIX believes that its funds on hand at April 30, 2007, together with ongoing cost containment measures and expected interest income, are sufficient to provide for operations into the second or third quarter of calendar 2008 before funds received, if any, from existing or new license agreements, the exercise of warrants and options and future financing activities. The Company will continue advancing its highest priority programs (see “RISKS AND UNCERTAINTIES”) while operating within an annual burn rate of $11 million to $13 million. The magnitude of spending in the Company’s development programs will be dependent on the licensing status of the celgosivir program (see “DEVELOPMENT PROGRAMS - MX-3253: Treatment of Chronic HCV Infections”), results in the programs, and we may need to increase or decrease our annual burn rate in response to such results. MIGENIX is likely to need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained (see “RISKS AND UNCERTAINTIES”).

The Company has used redeemable/convertible preferred shares to facilitate the acquisition and in-licensing of new technologies and drug candidates. The preferred shares provide us with a vehicle to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost to us, to pay milestones in the future in cash and/or common shares (at our option) based on the achievement of pre-determined product development milestones. The outstanding preferred shares at April 30, 2007 (see “OUTSTANDING SHARE DATA”) represent US$9.35 million in potential future milestone payments in the lipopeptide/MX-2401 (US$675,000), polyene (US$675,000), celgosivir (US$4,000,000) and MitoKor/MX-4509/MX-4565/MX-4042 (US$4,000,000) programs. During the next 12 months we estimate that 225,000 preferred shares (US$225,000) could become convertible or redeemable pursuant to the achievement of certain of these milestones which would result in a US$225,000 charge to research and development expenses. Each series of preferred shares includes provision for the Company to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash. We anticipate that we will continue to use preferred shares for acquisitions and in-licensing in the future.

As at April 30, 2007, we had the following contractual obligations and commitments (1) (2) (3):

Contractual Obligations Payments due by period (Expressed in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Operating Leases (4)	1,050	437	152	122	339
Purchase Obligations (5)	1,223	1,223	-	-	-
Total Contractual Obligations	2,273	1,660	152	122	339

(1)

Excludes US$9.35 million in contingent milestone obligations pursuant to the preferred shares discussed above and in “OUTSTANDING SHARE DATA”.

(2)

Excludes the following in respect of technology license and acquisition agreements: (i) up to an additional US$3.7 million of contingent milestone payments (payable in cash) if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

(3)

Excludes $29.5 million in respect of potential royalties pursuant to the convertible royalty participation units (see “LIQUIDITY and CAPITAL RESOURCES”).

(4)

Includes office and lab premises lease agreements and maintenance fees due under license agreements.

(5)

Represents obligations under research, manufacturing, and service agreements.

OUTSTANDING SHARE DATA

As at July 27, 2007, there are:

•

94,463,806 (April 30, 2007: 94,237,205; April 30, 2006: 74,258,656) common shares outstanding. The 19,978,549 increase in common shares outstanding between April 30, 2006 and April 30, 2007 reflects the completion of the December 2006 bought deal financing (19,262,500 common shares), the exercise of warrants (691,924 common shares) and the exercise of options (24,125 common shares). The 226,601 increase in common shares outstanding between April 30, 2007 and July 27, 2007 reflects the payment of  US$100,000 in milestone payments by issuing 158,342 common shares (see conversion preferred shares immediately below) and the exercise of warrants for the purchase of 68,259 common shares;

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

•

9,250,000 (April 30, 2007: 9,350,000; April 30, 2006: 14,600,000) convertible redeemable preferred shares outstanding consisting of 300,000 Series A, 950,000 Series B, 4,000,000 Series D and 4,000,000 Series E preferred shares. In March 2007 5,250,000 Series C preferred shares were redeemed for an aggregate amount of US$1 following MIGENIX’s termination of the license agreement with Idera Pharmaceuticals (see ”DEVELOPMENT PROGRAMS - Other Matters”). In April 2007 US$100,000 in milestones were achieved in the MX-2401 program and in May 2007 the Company converted 50,000 Series A and 50,000 Series B preferred shares into 158,342 common shares to complete the milestone payment. On the achievement of any of the pre-determined product development milestones underlying the preferred shares and the Company electing to convert, rather than redeem the applicable number of preferred shares for such milestone(s), the maximum number of common shares that could be issued under each series of preferred shares and the conversion price to be used to determine the number of common shares to be issued for such milestone(s) are as follows: Series A and B - 9,728,204 (average closing price 5 trading days prior to the conversion date, minimum price $0.29); Series D - 11,778,846 (average closing price 10 trading days prior to the conversion date); and Series E – 7,983,671 (average closing price 10 trading days prior to the conversion date). See “LIQUIDITY AND CAPITAL RESOURCES” for additional information on the Company’s preferred shares;

•

29,465 (April 30, 2007: 29,465; April 30, 2006: nil) convertible royalty participation units outstanding (see “LIQUIDITY AND CAPITAL RESOURCES”) convertible into up to 17,679,000 (April 30, 2007: 17,679,000; April 30, 2006: nil) common shares. The units are convertible at any time by the holders into the Company’s common shares (initially 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater;

•

stock options outstanding for the purchase of 4,627,803 (April 30, 2007: 4,071,002; April 30, 2006: 4,053,200) common shares at an average exercise price per common share of $0.89 (April 30, 2007: $0.94; April 30, 2006: $1.12);

•

warrants outstanding for the purchase of 963,125 units (April 30, 2007: 963,125; April 30, 2006: nil) at an exercise price of $0.60 per unit, expiring December 6, 2008. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011;

•

deferred share units outstanding that can be settled at the option of the Company by issuing up to 160,000 common shares (April 30, 2007: 160,000; April 30, 2006: nil), their equivalent fair market value in cash, or a combination of cash and common shares. The fair value of the 160,000 outstanding deferred share units at April 30, 2007 based on the $0.78 closing price of the Company’s common shares on April 30, 2007 is $124,800. As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash, no liability has been recorded in the Company’s accounts at April 30, 2007 with respect to the $124,800 fair value of the outstanding deferred share units; and

•

warrants outstanding for the purchase of 19,173,215 (April 30, 2007: 19,241,474; April 30, 2006: 9,424,551) common shares at a weighted average exercise price per common share of $0.88 (April 30, 2007: $0.89; April 30, 2006: $0.99), as follows:

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

Number of Common Shares Issuable upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)
579,981	$0.45	May 31, 2008
883,950(1,3)	$0.50	May 3, 2009
6,972,611	$0.55	May 31, 2008
9,631,250(2)	$0.80	December 6, 2011
982,914(3)	$3.00	December 3, 2007
122,509(4)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
Total = 19,173,215	Average = $0.88(5)

(1)

Issued as part of the May 2006 convertible royalty participation unit financing (see “LIQUIDITY AND CAPITAL RESOURCES”).

(2)

Issued as part of the December 2006 bought deal public offering (see “LIQUIDITY AND CAPITAL RESOURCES”).

(3)

Warrants have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

(4)

These warrants were assumed by the Company as part of the acquisition of MitoKor. If these warrants are exercised the warrant holders would be entitled to receive up to US$84,288 in milestone payments (milestones are the same as those for the Series E preferred shares), payable at the Company’s option, in cash and/or common shares.

(5)

Weighted average exercise price using closing July 27, 2007 exchange rate of US$1.00 equals $1.0618.

On September 12, 2006 shareholders of the Company approved a new stock option plan and a deferred share unit plan.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company’s investments in interest bearing financial instruments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments respectively. The Company and its US subsidiaries purchase goods and services in US dollars and also earn revenues in US dollars. The Company also purchases goods and services in Euros. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During Fiscal 2007, the Company incurred legal fees of $0.6 million (2006: $0.6 million; 2005: $0.6 million) inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. This amount is payable under normal trade terms. All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. Included in accounts payable and accrued liabilities at April 30, 2007 is $0.1 million (April 30, 2006: $0.3 million) owed to this law firm.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

RISKS AND UNCERTAINTIES

No product candidates being developed by MIGENIX have been approved to be marketed commercially and the Company has incurred significant operating losses in each year since inception. The Company’s business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals and for marketing of new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that MIGENIX’s research and development activities will result in any commercially viable products or profitability, and we expect to incur substantial losses over at least the next several years.

The Company has limited personnel and financial resources with which to optimally advance its programs. At April 30, 2007 the carrying value of the Company’s intangible assets in respect of its development programs was approximately $1.7 million. The Company may in the future determine that the carrying value of one or more programs should be written down based on:

•

Termination of the program following preclinical and/or clinical testing results;

•

Inability to secure development partner and/or funding to support the program;

•

Carrying value of program exceeds estimated net recoverable value based on factors including projected cash flows;

•

Loss of license rights for failure to perform in accordance with license agreements; and/or

•

Decision not to pursue further development in the program.

A write-down in the carrying value of one or more intangible assets in respect of the Company’s development programs could have a significant non-cash impact on our operating results.

MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained. The Company’s ability to raise capital is primarily dependent on equity markets, the Company’s market capitalization and results in the Company’s drug development programs. To maintain a sufficient cash position to fund its operations MIGENIX may need to delay or alter planned development work, sell or out-license certain development programs, and/or reduce other expenditures.  Our future cash flows and capital requirements will depend on many factors, including, but not limited to, the following: the progress of our research and development programs including clinical trials and the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements; the receipt and/or payment of milestone based payments pursuant to licensing agreements; costs of relocating our Vancouver facilities; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the manufacturing of our products; the amount of government and/or grant funding obtained; the costs involved in preparing, filing, obtaining, maintaining, defending and enforcing patent claims; our strategy to develop, acquire or in-license new technologies and products and other factors not within our control.

In July 2006 we were advised that the building in which our Vancouver office and lab operations are located is to be redeveloped and we should plan to vacate our premises by March 31, 2007, 14 months earlier than the end of our lease. In December 2006 we received notice that our lease was being terminated as of May 31, 2007. Discussions in early 2007 with our landlord indicated that we could remain in our premises up to May 31, 2008, however in May 2007 we received a new notice that we must vacate our premises by November 30, 2007. We have entered into a lease for approximately 5,000 square feet of space (currently office space, no labs) in close proximity to our current Vancouver facility and we continue to evaluate our options for lab space. We have also engaged legal counsel with respect to our interactions with our landlord in this matter. At this time we do not know the financial or operational implications of having to move our Vancouver operations. If we are unable to locate suitable replacement lab premises on a timely basis and/or make alternative arrangements, portions of our operations may be interrupted.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table provides summary financial data for our last eight quarters:

	Three months ended,
(Expressed in thousands, except per share amounts)	April 30, 2007 (“Q4/07”)	January 31, 2007 (“Q3/07”)	October 31, 2006 (“Q2/07”)	July 31, 2006 (“Q1/07”)

Revenue	$ -	$19	$ -	$ -
Loss before other income and expenses	$(2,981)	$(6,503)	$ (3,414)	$ (2,356)
Loss	$(3,128)	$(6,726)	$ (3,712)	$ (2,486)
Basic and diluted loss per common share	$(0.03)	$(0.08)	$ (0.05)	$ (0.03)
Weighted average number of common shares outstanding	94,058	87,497	74,505	74,299

	Three months ended,
	April 30, 2006 (“Q4/06”)	January 31, 2006 (“Q3/06”)	October 31, 2005 (“Q2/06”)	July 31, 2005 (“Q1/06”)

Revenue	$ -	$ 305	$ -	$ 269
Loss before other income and expenses	$ (3,111)	$ (2,327)	$ (3,407)	$ (2,834)
Loss	$ (3,032)	$ (2,232)	$ (3,314)	$ (2,772)
Basic and diluted loss per common share	$ (0.05)	$ (0.03)	$ (0.04)	$ (0.04)
Weighted average number of common shares outstanding	74,258	74,258	74,258	69,440

The primary factors affecting the magnitude of the Company’s losses have been research and development expenses (particularly clinical program development costs) not funded by a partner, licensing and collaboration revenues and write-downs in intangible assets. The operating loss and loss in Q3/07 are higher due primarily to the $3.3 million write-down of the MX-4509 program (see “MX-4509: Treatment of Neurodegenerative Diseases” and “Write-down Intangible Assets”). The losses in Q4/07, Q3/07, Q2/07 and Q1/07 include accretion expense of $0.3 million, $0.4 million, $0.4 million and $0.3 million respectively, on the convertible royalty participation units issued in Q1/07 (see “RESULTS OF OPERATIONS - Other Income and Expenses”).

Consolidated Financial Statements

MIGENIX Inc.

(Expressed in Canadian dollars)

April 30, 2007

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

MIGENIX Inc.

We have audited the consolidated balance sheets of MIGENIX Inc. as at April 30, 2007 and 2006 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended April 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2007 in conformity with Canadian generally accepted accounting principles, which differ in certain respects from accounting principles generally accepted in the United States of America (see note 19 to the consolidated financial statements).

“Ernst & Young LLP”

Vancouver, Canada,

  Ernst & Young LLP

July 27, 2007

Chartered Accountants

MIGENIX Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

As at April 30

(Expressed in Canadian dollars)

	2007 $	2006 $

ASSETS
Current
Cash and cash equivalents [note 5[a]]	2,944,515	5,743,437
Short-term investments [note 5[b]]	12,365,352	3,642,023
Amounts receivable [note 16]	224,581	108,196
Government assistance receivable [note 12[c]]	616,008	236,350
Prepaid expenses and deposits	404,257	361,729
Total current assets	16,554,713	10,091,735
Long-term investments [note 7]	1,000	1,000
Equipment [note 8]	881,587	935,601
Intangible assets [note 9]	1,670,785	5,569,091
Deferred financing costs [note 11]	473,259	—
Other assets [note 14[a][i]]	—	274,771
	19,581,344	16,872,198

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [notes 10 and 18]	1,958,129	3,828,250
Current portion of capital lease obligation	—	5,220
Total current liabilities	1,958,129	3,833,470
Convertible royalty participation units [note 11]	4,846,710	—
Preferred shares [notes 3[a] and 14[b]]	115,601	7
	6,920,440	3,833,477
Commitments and contingencies [notes 12 and 13]
Shareholders’ equity
Common shares [note 14[a]]	124,994,216	117,665,645
Equity portion of convertible royalty participation units [note 11]	4,554,165	—
Contributed surplus [note 14[c]]	7,829,567	4,037,948
Deficit	(124,717,044)	(108,664,872)
Total shareholders’ equity	12,660,904	13,038,721
	19,581,344	16,872,198

See accompanying notes

On behalf of the Board:

“Alistair Duncan”

“Colin Mallet”

Director

Director

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF
LOSS AND DEFICIT

Years ended April 30

(Expressed in Canadian dollars)

	2007 $	2006 $	2005 $

REVENUE
Licensing [notes 16 and 17]	—	233,055	2,089,390
Research and development collaboration [notes 16 and 17]	18,921	340,512	361,768
	18,921	573,567	2,451,158

EXPENSES
Research and development [notes 12[c] and 14[f]]	7,493,622	7,715,419	8,566,457
General and corporate [note 14[f]]	3,615,945	3,429,586	3,769,938
Amortization [notes 8 and 9[a]]	847,411	969,914	896,721
Write-down of intangible assets [note 9[b]]	3,315,674	137,802	16,413
	15,272,652	12,252,721	13,249,529
Loss before other income (expenses)	(15,253,731)	(11,679,154)	(10,798,371)

Other income (expenses)
Accretion of convertible royalty participation units [note 11]	(1,426,621)	—	—
Interest income	611,217	347,400	389,743
Foreign exchange gain (loss)	16,963	(18,101)	(135,074)
	(798,441)	329,299	254,669
Loss for the year	(16,052,172)	(11,349,855)	(10,543,702)

Deficit, beginning of year [note 3[b]]	(108,664,872)	(97,315,017)	(86,771,315)
Deficit, end of year	(124,717,044)	(108,664,872)	(97,315,017)

Basic and diluted loss per common share [note 14[i]]	$(0.19)	$(0.16)	$(0.18)

Weighted average number of common shares outstanding [note 14[i]]	82,589,809	73,053,906	58,218,261

See accompanying notes

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30

(Expressed in Canadian dollars)

	2007 $	2006 $	2005 $

OPERATING ACTIVITIES
Loss for the year	(16,052,172)	(11,349,855)	(10,543,702)
Items not affecting cash:
Amortization	847,411	969,914	893,381
Write-down of intangible assets	3,315,674	137,802	16,413
Stock-based compensation	319,396	287,807	374,515
Issuance of deferred share units	96,000	—	—
Accretion of convertible royalty participation units	1,426,621	—	—
Milestone to be paid by conversion of preferred shares	115,596	—	—
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	(115,175)	143,670	56,337
Amounts receivable	(116,385)	182,414	(121,415)
Government assistance receivable	(379,658)	234,722	(471,072)
Prepaid expenses and deposits	(42,528)	302,318	193,430
Accounts payable and accrued liabilities	(1,587,988)	1,129,521	(338,573)
Cash used in operating activities	(12,173,208)	(7,961,687)	(9,940,686)

FINANCING ACTIVITIES
Issuance of common shares/units, net of issue costs	10,132,808	5,558,740	542,819
Issuance of convertible royalty participation units	7,732,360	—	—
Proceeds on exercise of stock options	9,517	—	6,860
Proceeds on exercise of warrants	331,105	—	—
Repayment of capital lease obligation	(5,221)	(63,303)	(57,950)
Cash provided by financing activities	18,200,569	5,495,437	491,729

INVESTING ACTIVITIES
Funds from short-term investments	16,748,805	24,046,959	21,883,523
Purchase of short-term investments	(25,356,958)	(16,986,190)	(15,450,508)
Purchase of equipment	(218,130)	(32,409)	(177,507)
Intangible asset expenditures	—	—	(173,309)
Acquisition of business, net of cash acquired [note 4]	—	—	143,632
Proceeds on disposal of equipment	—	—	21,821
Cash provided by (used in) investing activities	(8,826,283)	7,028,360	6,247,652

Increase (decrease) in cash and cash equivalents	(2,798,922)	4,562,110	(3,201,305)
Cash and cash equivalents, beginning of year	5,743,437	1,181,327	4,382,632
Cash and cash equivalents, end of year	2,944,515	5,743,437	1,181,327

Supplemental cash flow information
Increase in preferred shares for development milestone achieved [note 14[b][i]]	115,596	—	—
Issuance of common shares for acquisition of a business [note 4]	—	—	5,999,020
Issuance of common shares in settlement of accounts payable and accrued liabilities	—	—	155,201
Increase in intangible assets for preferred shares issued	—	—	1

See accompanying notes

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

1. BUSINESS OPERATIONS

MIGENIX Inc. (the “Company”) is incorporated under the Business Corporations Act (British Columbia).  The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs primarily in the area of infectious diseases to advance therapy, improve health and enrich lives.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees.  The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.  It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 19.  The following is a summary of significant accounting principles used in the preparation of these consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements.  Actual results could differ from those estimates.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Foreign currency translation

The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars.  Under this method, monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the consolidated balance sheet date.  All other assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Exchange gains and losses are included in the determination of loss for the year.

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.  Cash equivalents are recorded at the lower of cost plus accrued interest and market value.

Short-term investments

The Company considers all highly liquid financial instruments purchased with an original maturity greater than three months to be short-term investments.  Short-term investments are recorded at the lower of cost plus accrued interest and market value.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided over the expected useful lives as follows:

Furniture and equipment

20% declining balance

Computer equipment

30% declining balance

The Company reviews the carrying value of equipment for the existence of facts or changes in circumstances that might indicate a condition of impairment requiring a write-down in the carrying value.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Technology licenses and acquired technology

Technology license costs and acquired technology are initially recorded based on the fair value of consideration paid.

Technology licenses and acquired technology are amortized using the straight-line method over their estimated useful lives of ten years.  The amounts shown for technology licenses and acquired technology do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.  If management determines that the carrying value of the technology exceeds the undiscounted future cash flows expected to result from the use of the intangibles, then the carrying value is written down to its estimated fair value, based on the related discounted future cash flows.

Patent costs

Patent costs incurred in the protection of intellectual property are expensed in the period in which they are incurred.  The costs include those associated with the filing, obtaining and maintenance of patents in domestic and international jurisdictions.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation.  Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases.  Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in rates is included in income in the period that includes the enactment date.  Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Revenue recognition

Licensing revenues comprise initial fees and milestone payments derived from licensing arrangements.  Non-refundable milestone payments received are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement.  Initial fees and milestone payments received, which require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company.  Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values.

Research and development collaboration revenues consist of non-refundable research and development funding under collaborative agreements with the Company’s strategic partners. Research and development funding generally compensates the Company for non-clinical and clinical activities related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research costs are expensed in the year incurred. Development costs, including product development milestones paid pursuant to technology licenses and technology acquisition agreements, are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Government assistance

Government assistance is recognized when the expenditures that qualify for assistance are made and the Company has complied with the conditions for the receipt of the government assistance. Government assistance is recorded as a reduction of the related expense or cost of the asset acquired.  A liability to repay government assistance, if any, is recorded in the periods in which the conditions arise that cause the assistance to become repayable.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Loss per common share

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares.  Since the Company’s stock options, deferred share units, escrow shares, warrants, convertible royalty participation units and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to the stock option plans described in note 14[e].  The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value.  The Company discloses the proforma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003 [note 14[f]].

Deferred share units

The Company has a deferred share unit plan, as described in note 14[h]. On the date of award, the fair value of the deferred share units awarded, being the fair value of the Company’s common shares at that date, is recorded as Contributed Surplus [note 14[c]] on the Company’s consolidated balance sheet and as compensation expense.

Long-term investments

Long-term investments, over which the Company has no significant influence, are recorded at cost less any provision for a loss in value that is other than temporary.

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.  All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICIES

[a]

Financial instruments

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations of a fixed amount that may be settled, at the issuer’s option, by issuing a variable number of the issuer’s own equity instruments to be presented as liabilities rather than equity.  Effective for the fiscal year beginning May 1, 2005, the Company adopted the amended standard retroactively with restatement of prior periods.  As a result of adopting this standard, the Company reclassified its preferred shares from equity to liabilities.

[b]

Patent costs

Effective February 1, 2005, the Company changed its policy of recording as intangible assets, costs associated with the preparation, filing and obtaining of patents.  As a result, such patent costs are now accounted for as research and development expenditures and are recorded as expenses in the period in which they are incurred in accordance with the Company’s accounting policy stated in note 2.

During the year ended April 30, 2005, the change resulted in an increase in the loss of $107,424 for the year.  This change has been applied retroactively and the Company has restated its consolidated financial statements as follows:

Year ended April 30,
2004

Opening deficit, as previously reported	(73,570,323)
Adjustments to opening deficit to reflect change in accounting policy for patent costs	(705,903)
Opening deficit, as restated	(74,276,226)
Loss for the year, as previously reported	(12,218,779)
Adjustments to reflect change in accounting policy for patent costs	(276,310)
Loss for the year, as restated	(12,495,089)
Ending deficit, as restated	(86,771,315)

There was no impact on basic and diluted loss per common share for either of the years ended April 30, 2005 or April 30, 2004.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

4. ACQUISITION OF MITOKOR INC.

On August 31, 2004, the Company acquired 100% of the issued and outstanding common and preferred shares of MitoKor, Inc (“MitoKor”).

MitoKor was a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction.  In addition to several internal research programs the acquisition of MitoKor included license agreements with Pfizer [note 17[c]] and Wyeth [note 17[e]].

Total consideration paid by the Company to acquire MitoKor was $6,900,232 comprised of the following:

$

Cash	33,000
Common shares	5,999,020
Preferred shares [note 14[b][iv]]	1
Transaction costs	868,211
Total purchase consideration	6,900,232

As part of the consideration the Company issued 4,000,000 Series E preferred shares [note 14[b][iv]] which represent up to US$4,000,000 in potential future milestone payments related to the MitoKor technologies over the 36 month period ending August 31, 2007 (as specified in the merger agreement).

Additionally, the Company assumed MitoKor preferred warrants that if exercised by the warrant holders would result in the Company issuing approximately 128,862 common shares and potentially having to pay an additional US$88,659 in milestone payments [note 14[g][i][5]].  The estimated fair value of the assumed warrants was nominal and no value was included in the purchase consideration in respect of them.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

4. ACQUISITION OF MITOKOR INC. (cont’d.)

The purchase price was allocated based on the fair value of the tangible and intangible assets and liabilities acquired as at August 31, 2004, resulting in the following allocation:

$

Assets acquired:
Cash	935,472
Amounts receivable	96,466
Prepaid expenses	588,294
Other non-current assets	109,371
Equipment	22,700
Intangible assets (acquired technology)	5,791,805
Total assets acquired	7,544,108
Less: liabilities assumed
Current liabilities	(643,876)
Net assets acquired	6,900,232

The transaction was accounted for using the purchase method of accounting for business combinations.  These consolidated financial statements include MitoKor’s results of operations for the periods commencing September 1, 2004.

5. CASH,  CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

[a]

Cash and cash equivalents

Cash equivalents includes $2,387,025 [2006 - $4,607,918] of investment grade commercial paper with a weighted average interest rate of 4.1% [2006 – 3.8%].  Of the $2,944,515 [2006 - $5,743,437] of cash and cash equivalents, $239,358 (US$215,619) [2006 - $728,248 (US$651,385)] are denominated in US dollars. At April 30, 2006 and 2007, the market value of the cash and cash equivalents approximated their carrying value.

[b]

Short-term investments

Short-term investments include investment grade commercial paper, guaranteed investment certificates, Government of Canada, provincial and municipal investments with a weighted average interest rate of 4.2% [2006 – 3.7%] and maturity dates to October 23, 2007.  At April 30, 2006 and 2007, the market value of the short-term investments approximated their carrying value based on quoted market prices.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

6. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, government assistance receivable, deposits and accounts payable, the carrying amounts approximate fair value due to their short-term nature.

Credit risk. The Company is exposed to credit risk on its cash equivalents [note 5[a]], short-term investments [note 5[b]], amounts receivable, government assistance receivable and deposits in the event of non-performance of the other parties. The Company has an investment policy governing the purchase of cash equivalents and short-term investments and the Company monitors the credit rating of these investments on a regular basis.

Financial risk. Financial risk is the risk to the Company that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company’s cash equivalents [note 5[a]] and short-term investments [note 5[b]] provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments prior to their maturity. The Company’s practice is to hold such investments till their maturity.

Foreign exchange risk. The Company and its United States (“US”) subsidiaries purchase some goods and services in foreign currencies including US dollars and Euros and also earns revenues in US dollars and accordingly fluctuations in foreign exchange rates can impact the results of operations. To date the Company has not used derivative instruments to hedge against foreign exchange rate fluctuations.

7. LONG TERM INVESTMENTS

On December 17, 2003, the Company entered into a license agreement with Spring Bank Technologies Inc. (“Spring Bank”), a newly incorporated U.S. development stage company, whereby the Company granted Spring Bank the worldwide rights to a dinucleotide analogue compound (SB-9000) acquired in September 2002 from Origenix Technologies Inc.  As consideration, the Company received 4,000 Series A, non-voting, convertible and redeemable preferred shares of Spring Bank.  The 4,000 Series A preferred shares represent 100% of the total outstanding preferred shares and 40% of the total number of equity shares outstanding.  The Company has accounted for its investment in Spring Bank using the cost basis of accounting due to restrictions placed on its ability to influence strategic operating, financing and investing activities. The investment in Spring Bank has been recorded at a nominal amount of $1,000.  In addition, the Company may receive in the future, payments aggregating US$3.5 million upon the achievement of certain clinical development milestones and royalties upon commercialization.  Spring Bank is responsible for all development and related patent costs.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

7. LONG TERM INVESTMENTS (cont’d.)

The Series A preferred shares in Spring Bank are:

(i)

convertible into common shares of Spring Bank at any time at the Company’s option or automatically upon an initial public offering by Spring Bank (if not redeemed by the Company pursuant to (ii) below), initially on a one-for-one basis and adjusted thereafter to reflect certain share transactions or reorganizations;

(ii)

redeemable for US$250 per share at the Company’s option upon notification by Spring Bank of its intention to effect an initial public offering; and

(iii)

if not converted or redeemed under the provisions of (i) or (ii), redeemable at US$250 per share at the Company’s option commencing December 15, 2011 and annually thereafter.

8. EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2007
Furniture and equipment	3,031,089	2,370,817	660,272
Computer equipment	814,052	592,737	221,315
	3,845,141	2,963,554	881,587

2006
Furniture and equipment	3,082,149	2,293,249	788,900
Computer equipment	708,680	561,979	146,701
	3,790,829	2,855,228	935,601

During the year ended April 30, 2007, amortization expense for equipment was $264,906 [2006 - $252,989; 2005 - $346,207] including a $25,452 loss on disposal/retirement of equipment (2006 - $nil; 2005 - $3,340 gain).

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

9. INTANGIBLE ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2007
Acquired technology	2,339,820	806,792	1,533,028
Technology licenses	816,257	678,500	137,757
	3,156,077	1,485,292	1,670,785

2006
Acquired technology	6,712,137	1,301,529	5,410,608
Technology licenses	816,257	657,774	158,483
	7,528,394	1,959,303	5,569,091

[a]

During the year ended April 30, 2007, amortization expense for intangible assets was $582,515 [2006 - $716,925; 2005 - $547,174].

[b]

During the year ended April 30, 2007, the Company performed reviews of the carrying value of its intangible assets and as a result $3,315,674 [2006 - $137,802; 2005 - $16,413] of net book value was written off with respect to technology not related to the Company’s current focus. The $3,315,674 write-down for the year ended April 30, 2007 is in respect of the MX-4509 program acquired as part of the Company’s acquisition of MitoKor Inc in August 2004 - this write-down was based on the results of two non-clinical studies that did not support the Company’s orphan drug development strategy for MX-4509.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007 $	2006 $

Trade accounts payable	533,143	1,077,545
Accrued compensation	758,393	1,153,935
Accrued contract research	472,606	1,336,528
Accrued liabilities and other	193,987	260,242
	1,958,129	3,828,250

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

11. CONVERTIBLE ROYALTY PARTICIPATION UNITS

On May 3, 2006, the Company completed a financing of $8,839,500 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals [note 17[a]] and Cutanea Life Sciences [note 17[b]].  A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit.  Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021.  The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit.  In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders.

The units can be converted at any time, at the option of the holder, into the Company’s common shares (initially 600 common shares per unit based on conversion price of $0.50 per common share, with the number of common shares reduced proportionately for royalties received by the unit holders).  Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater.

The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: [i] the date $1,000 of royalties has been paid in respect of the unit; [ii] the date the unit is converted into common shares; and [iii] May 3, 2021.

The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements.  The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events.  In the event of default, the Company would become obligated to pay the unit holders $1,000 per unit less any royalties paid in respect of the unit.

In connection with completing the transaction: the Company: [i] paid the agent a cash commission of $707,160 and issued to the agent warrants for the purchase of 883,950 common shares at a price of $0.50 per common share, expiring May 3, 2009 [note 14[g][i]]; and [ii] incurred approximately $400,000 in legal, professional and other costs of which $274,771 was included in other assets at April 30, 2006.  The warrants issued to the agents were determined to have a value of $231,365 using the Black-Scholes option pricing model and have been recorded as contributed surplus [note 14[c]].

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

11. CONVERTIBLE ROYALTY PARTICIPATION UNITS (cont’d)

The $8,839,500 of proceeds on issuance of the convertible royalty participation units have been classified in the Company’s consolidated financial statements according to the separate equity and debt component parts using the relative fair value method resulting in: (1) $4,554,165 (net of $812,662 of costs inclusive of an allocation of the fair value of the agent’s warrants) being allocated to the equity portion of convertible royalty participation units representing the pro-rata fair value of the conversion feature as determined by the Black-Scholes option pricing model; and (2) $3,472,673 being allocated to the carrying value of the debt component of the convertible royalty participation units (inclusive of $525,843 of deferred financing costs which is also inclusive of allocation of the fair value of the agent’s warrants). The $3,472,673 initial carrying value of the debt component of the convertible royalty participation units is being accreted to the maximum royalties payable of $29,465,000 (will be reduced for actual royalties paid, any units converted into common shares and should our estimate of the probable royalties payable decline below $29,465,000) over the estimated royalty payment term using the effective interest method with the corresponding accretion expense being included in the statement of loss.  The deferred financing costs will be amortized to accretion expense over the estimated term of the convertible royalty participation units, being ten years. For the year ended April 30, 2007, the accretion of the convertible royalty participation units (including $52,584 in amortization of deferred financing costs) amounted to $1,426,621 and the carrying value of the debt component of the convertible royalty participation units at April 30, 2007 is $4,846,710. Upon conversion of any of the convertible royalty participation units into common shares, the carrying value of the equity component plus the carrying value of the debt component (less the carrying value of the deferred financing costs) would be reclassified as common share capital.

12. COMMITMENTS

[a]

Premises lease agreements

The Company has a total of $406,266 in future annual minimum lease commitments with respect to its office and research premises in Vancouver, Canada and San Diego, USA. The Vancouver lease expires May 31, 2008 however the Company has received an early termination notice for November 30, 2007 to accommodate redevelopment of the site. The San Diego lease expires on  June 30, 2007. The Company is evaluating its facility options [note 20[g]] and should it not locate suitable replacement premises or make alternative arrangements on a timely basis, portions of the Company’s operations may be interrupted.

Rent expense for the year ended April 30, 2007 amounted to $464,773 [2006 - $455,013; 2005 - $428,155] net of sublease income of $nil [2006 - $nil; 2005 - $57,500]. This expense has been allocated to research and development $252,686 [2006 - $252,686; 2005 - $252,686] and general and corporate $212,087 [2006 - $202,327; 2005 - $175,469].

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

12. COMMITMENTS (cont’d)

[b]

Research, manufacturing, service, acquisition and license agreements

[i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company.  The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at April 30, 2007 and 2006, there were no royalties payable.

 [ii]

As at April 30, 2007, the Company has commitments to fund approximately $1,220,000 in expenditures through April 30, 2008 pursuant to research, manufacturing, and service agreements.  Of this amount, $150,000 (US$135,000) is denominated in US dollars.

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$13,025,000 of which US$9,350,000 can be settled at the Company’s option by the conversion and/or redemption of preferred shares issued by the Company as described in note 14[b].  Maintenance fees payable pursuant to two of these in-licensing agreements are US$55,000 annually.

[c]

Technology Partnerships Canada Contribution Agreement

In March 2005, the Company entered into an agreement with Industry Canada’s Technology Partnerships Canada (“TPC”) whereby the Company is eligible to receive conditionally repayable government assistance amounting to 26% of eligible research and development costs in the Company’s lipopeptide program (MX-2401) up to a maximum contribution from TPC of approximately $9,266,000.  During the period December 3, 2003 through April 30, 2007 the Company has incurred eligible costs of approximately $4,700,000 and has recorded $531,558 in the year ended April 30, 2007 [2006 - $219,142; 2005 - $471,072] as being the contribution payable by TPC to the Company of which $616,008 is included in government assistance receivable at April 30, 2007 [2006 - $236,350].  The TPC contributions are recorded as a reduction in research and development expenses.  Pursuant to the TPC agreement the Company is required to pay royalties to TPC should the MX-2401 project be determined a success based on certain factors including MX-2401 receiving regulatory approval for marketing in Canada and the United States.  The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven year period ending March 31, 2019 to a maximum of $30,400,000.  The royalty rate is reduced to 1.2% should the cumulative royalties reach $20,260,000.  If the cumulative royalties have not reached $20,260,000 by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20,260,000.  Royalties, if any, that may be payable to TPC would be accounted for in the period in which it is determined that payment is likely.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

13. CONTINGENCIES

Indemnification

The Company enters into agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of any third party claims or damages arising from these agreements.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not incurred any liabilities pursuant to these indemnifications and no amount has been accrued in the Company’s consolidated financial statements with respect to these indemnification obligations.  The Company maintains liability insurance that reduces this exposure and may enable the Company to recover all or some future amounts paid, if any, less any deductible amounts pursuant to the terms of the respective policies.

14. SHARE CAPITAL

[a]

Common shares

There are an unlimited number of common shares without par value authorized for issuance. Common share transactions and the number of common shares issued and outstanding are summarized as follows:

	Number of Common Shares	Amount
	#	$

Balance, April 30, 2005	60,988,428	115,220,532
Issued pursuant to public offering [note 14[a][ii]]	14,457,000	4,345,113
Escrow shares cancelled [note 14[a][iii] and 14[c]]	(1,186,772)	(1,900,000)
Balance, April 30, 2006	74,258,656	117,665,645
Issued pursuant to bought deal public offering [note 14[a][i]]	19,262,500	6,874,017
Issued for cash pursuant to exercise of stock options [note 14(e)]	24,125	9,517
Amount transferred from contributed surplus pursuant to exercise of options [note 14(c)]	—	6,385
Issued for cash pursuant to exercise of warrants [note 14(g)]	691,924	331,105
Amount transferred from contributed surplus pursuant to exercise of warrants [note 14(c)]	—	107,547
Balance, April 30, 2007	94,237,205	124,994,216

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[a]

Common shares (cont’d.)

[i]

Bought Deal Offering $11.6 million.

On December 6, 2006, the Company completed a bought deal offering of 19,262,500 units at a price of $0.60 per unit for gross proceeds of $11,557,500 (inclusive of an over-allotment option) with each unit consisting of one common share and one-half of one common share purchase warrant (total of 19,262,500 common shares and 9,631,250 warrants).  Each whole warrant allows for the purchase of one common share at a price of $0.80 per common share on or before December 6, 2011.  In connection with the public offering the Company: [i] paid the agents a cash commission of $809,025 and issued to the agents warrants expiring December 6, 2008 for the purchase of 963,125 units at a price of $0.60 per unit; and [ii] incurred approximately $616,000 in legal, professional and other costs.  An estimated fair value of $3,258,790, determined using the Black-Scholes model (net of transaction costs) has been allocated to the warrants issued in this public offering and such value has been deducted from the proceeds of the offering allocated to common shares and has been recorded as contributed surplus [note 14[c]].

[ii]

Public Offering $6.5 million.

On May 31, 2005, the Company completed a public offering of 14,457,000 units at a price of $0.45 per unit for gross proceeds of $6,505,650 with each unit consisting of one common share and one-half of one common share purchase warrant (total of 14,457,000 common shares and 7,228,500 warrants).  Each whole warrant allows for the purchase of one common share at a price of $0.55 per common share on or before May 31, 2008.  In connection with the public offering the Company: [i] paid the agents a cash commission of $488,000 and issued to the agents warrants expiring May 31, 2008 for the purchase of 1,084,275 common shares at a price of $0.45 per common share; and [ii] incurred approximately $460,000 in legal, professional and other costs.  An estimated fair value of $1,213,627 determined using the Black-Scholes model (net of transaction costs) has been allocated to the warrants issued in this public offering and such value has been deducted from the proceeds of the offering allocated to common shares and has been recorded as contributed surplus.

[iii]

Escrow Shares Cancelled.  On November 30, 2005, 1,186,772 common shares held in escrow were cancelled in accordance with the terms of the escrow agreements.  These escrowed shares were issued in 1993 to the then principals of the Company.  There are no common shares held in escrow following this cancellation.  Accordingly, the Company has reduced common share capital based on the average per-share amount of the common shares with a corresponding increase to contributed surplus.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[b]

Preferred shares

There are an unlimited number of preferred shares without par value, issuable in series, authorized for issuance. At April 30, 2007, the Company has 9,350,000 [2006 - 14,600,000; 2005 - 14,600,000] convertible redeemable preferred shares outstanding, issued in four [2005 - five; 2005 - five] series.  As the Company can elect to settle the milestone obligations underlying the preferred shares by converting the applicable number of preferred shares into the Company’s common shares based on the future trading price of the Company’s common shares and/or redeeming the applicable number of preferred shares, all the preferred shares have been classified as a liability.  The number and series of preferred shares issued and outstanding are summarized as follows:

[i]

Preferred shares, Series A and B

	Series A		Series B
	Number of Shares #	Amount $	Number of Shares #	Amount $

Balance, April 30, 2005 and 2006	350,000	1	1,000,000	2
Milestones achieved	—	57,798	—	57,798
Balance, April 30, 2007	350,000	57,799	1,000,000	57,800

The 350,000 Series A held by Ardea Biosciences Inc (formerly Intrabiotics Pharmaceuticals, Inc) and the 1,000,000 Series B preferred shares held by BioSourcePharm,  Inc at April 30, 2007 represent up to US$350,000 and US$1,000,000, respectively in potential future milestone payments related to drug development milestones in the Company’s lipopeptide and polyene programs.  Upon the achievement of any of the milestones, the applicable number of Series A and Series B preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share.  At April 30, 2007 milestones in respect of 50,000 Series A and 50,000 Series B preferred shares have been achieved and the Company has delivered notice of its intent to convert these preferred shares into common shares [note 20[a]]. As the achievement of any of the milestones for the redemption or conversion of the Series A and Series B preferred shares are uncertain, the Series A preferred shares have been recorded at an aggregate value of $57,799 ($57,798 on account of the 50,000 Series A preferred share milestone achieved and $1 on account of the other 300,000 Series A preferred shares) and the series B preferred shares have been recorded at an aggregate value of 57,800 ($57,798 on account of the 50,000 Series B preferred share milestone achieved and $2 on account of the other 950,000 Series B preferred shares).  Effective May 20, 2010, the Company at its option can redeem the then outstanding Series A preferred shares for an aggregate value of US$1 and the then outstanding Series B preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[b]

Preferred shares (cont’d.)

If the Company elects to convert any of the Series A or Series B preferred shares into common shares the conversion will be based upon the greater of (i) the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the “Average Price”), and (ii) $0.29 per common share.  If the Average Price is less than $0.29 and/or the average closing price of the Company’s common shares for the 20 trading days subsequent to a conversion date is less than the Average Price, the Company is obligated to pay the difference in cash for the applicable number of common shares.  At April 30, 2007 a maximum of 9,886,546 common shares can be issued by the Company upon conversion of Series A and Series B preferred shares[note 20[a]].

[ii]

Preferred shares, Series C

	Number of Shares #	Amount $

Balance, April 30, 2005 and 2006	5,250,000	2
Redeemed and cancelled pursuant to license termination	(5,250,000)	(2)
Balance, April 30, 2007	—	—

During the year ended April 30, 2007, the Company redeemed and cancelled 5,250,000 Series C preferred shares for an aggregate of US$1 as part of its termination of a license agreement with Idera Pharmaceuticals Inc (formerly Hybridon Inc). The 5,250,000 Series C preferred shares outstanding at April 30, 2006 represented up to US$5,250,000 in potential future milestone payments related to drug development milestones in the Company’s HPV oligonucleotide program which was written off in the year ended April 30, 2004.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[b]

Preferred shares (cont’d.)

[iii]

Preferred shares, Series D

	Number of Shares #	Amount $

Balance, April 30, 2005, 2006 and 2007	4,000,000	1

The 4,000,000 Series D preferred shares outstanding at April 30, 2007 represent up to US$4,000,000 in potential future milestone payments to Virogen Limited related to drug development milestones in the Company’s celgosivir program.  Upon the achievement of any of the milestones the applicable number of Series D preferred shares are, at the Company’s option either convertible into common shares of the Company or redeemable for cash at US$1 per Series D preferred share.  As the achievement of the milestones for the redemption or conversion of the 4,000,000 Series D preferred shares are uncertain, the Series D preferred shares have been recorded at an aggregate value of US$1.  The Company at its option may at any time redeem the then outstanding Series D preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series D preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date.  At April 30, 2007 a maximum of 11,778,846 common shares can be issued by the Company upon conversion of Series D preferred shares.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[b]

Preferred shares (cont’d.)

[iv]

Preferred shares, Series E

	Number of Shares #	Amount $

Balance, April 30, 2005, 2006 and 2007	4,000,000	1

As part of the acquisition of MitoKor Inc. [note 4], the Company issued 4,000,000 Series E preferred shares representing up to US$4,000,000 in potential future milestone payments over the 36 month period ending August 31, 2007.  Upon receipt of any payments under certain MitoKor license and royalty agreements and/or the achievement of specified drug development milestones in the MitoKor programs the applicable number of Series E preferred shares are, at the Company’s option either convertible into common shares of the Company or redeemable for cash at US$1 per Series E preferred share.  As the achievement of the milestones for the redemption or conversion of the Series E preferred shares are uncertain, the Series E preferred shares have been recorded at an aggregate value of US$1.  All of the Series E preferred shares not redeemed or converted as at August 31, 2007 can be redeemed by the Company for an aggregate of US$1.

If the Company elects to convert any of the Series E preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date.  At April 30, 2007 a maximum of 7,983,671 common shares can be issued by the Company upon conversion of Series E preferred shares.

Under the terms of the acquisition agreement the Series E preferred shares are being held in escrow pursuant to an escrow agreement to satisfy the indemnification obligations of MitoKor until released pursuant to the terms of the acquisition agreement and the escrow agreement.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[c]

Contributed surplus

Amount $

Balance, April 30, 2005	636,514
Warrants issued in public offering [note 14[a][ii]]	1,213,627
Escrow shares cancelled [note 14[a][iii]]	1,900,000
Stock-based compensation [note 14[f]]	287,807
Balance, April 30, 2006	4,037,948
Warrants issued to agent in convertible royalty participation unit financing [note 11]	231,365
Warrants issued in bought deal offering [note 14[a][i]]	3,258,790
Amount transferred to common share capital pursuant to exercise of options [note 14[a] and 14[e][iv]]	(6,385)
Amount transferred to common share capital pursuant to exercise of warrants exercised [note 14[a] and 14[g][i]]	(107,547)
Stock-based compensation stock options [note 14[f]]	319,396
Deferred share units issued to directors [note 14[h]]	96,000
Balance, April 30, 2007	7,829,567

[d]

Shareholder Rights Plan

On July 31, 2000, the Company adopted a Shareholder Rights Plan (“Plan”) to protect its shareholders from unfair, abusive or coercive takeover strategies.  The Plan was approved by the shareholders of the Company on September 7, 2000 and was reconfirmed by shareholders at the 2005 annual general meeting of the Company held on September 6, 2005.  Under the Plan, holders of common shares are entitled to one share purchase right for each common share held. Generally, if any person or group makes a takeover bid, other than a bid permitted under the Plan (a Permitted Bid) or acquires 20% or more of the Company’s outstanding common shares without complying with the Plan, the Plan will entitle holders of share purchase rights to purchase, in effect, common shares of the Company at 50% of the prevailing market price.  A takeover bid for the Company can avoid the dilutive effects of the share purchase rights, and become a Permitted Bid, if it complies with the provisions of the Plan or if it is approved by the Company’s Board of Directors. Amendments to the Plan approved by shareholders at the 2005 annual general meeting were limited in number and effect. Amendments included (i) removing the application of the Plan to “flip-over events” as defined in the original agreement; and (ii) various technical amendments, reflecting changes in the Company’s name and British Columbia corporate statutes since the initial Plan and the correction of certain typographical and similar errors.  The Plan as amended will remain in effect until July 31, 2010, unless terminated earlier.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[e]

Stock options

The Company has three stock option plans pursuant to which stock options have been granted to executive officers, directors, employees, consultants, and scientific and clinical advisory board members. Options granted to directors under the stock option plans vest immediately and options granted to other optionees generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors. Options are exercisable for five years from the date of vesting.

[i]

2006 Option Plan.

The 2006 stock option plan (“2006 Plan”) was approved by the shareholders on September 12, 2006.  All future options granted by the Company will be made under the 2006 Plan.  Any common shares that become available for the granting of new options under the 1996 Plan [note 14[e][ii]] and the 2000 Plan [note 14[e][iii]] are to be transferred to the 2006 Plan.  The number of common shares reserved for issuance under the 1996 Plan and the 2000 Plan transferred to the 2006 Plan during the period September 12, 2006 to April 30, 2007 was 121,250 and 1,201,373 respectively.  In addition to the transfers from the 1996 and 2000 plans, a further 2,000,000 common shares have been reserved for the granting of new options under the 2006 Plan.  No options were exercised pursuant to the 2006 Plan during the year ended April 30, 2007. As at April 30, 2007, there are stock options for the purchase of 107,000 [2006 – nil] common shares outstanding pursuant to the 2006 Plan and 3,215,623 common shares are available for future option grants.

[ii]

1996 Option Plan.

The 1996 stock option plan (“1996 Plan”) was approved by the shareholders in 1996.  The 1996 Plan was not used for the grant of new options between July 2000 and February 2002 and the Company resumed the grant of options under this plan effective March 28, 2002. On February 9, 2006, the grant of new options under the 1996 Plan terminated pursuant to the terms of the plan. During the period September 12, 2006 to April 30, 2007 121,250 common shares reserved for issuance under the 1996 Plan were transferred to the 2006 Plan [note 14[e][i]. During the year ended April 30, 2007 options for the purchase of 17,250 common shares were exercised pursuant to the 1996 Plan and options for the purchase of 20,375 common shares expired unexercised. As at April 30, 2007, there are stock options for the purchase of 1,175,500 [April 30, 2006 - 1,334,375] common shares outstanding pursuant to the 1996 Plan.

[iii]

2000 Option Plan.

The 2000 stock option plan (“2000 Plan”), effective July 31, 2000, was approved by the shareholders on September 7, 2000.  With the approval of the 2006 Plan on September 12, 2006, no new options will be granted under the 2000 Plan and during the period September 12, 2006 to April 30, 2007 1,201,373 common shares reserved for issuance under the 2000 Plan were transferred to the 2006 Plan [note 14[e][i].  During the year ended April 30, 2007 options for the purchase of 6,875 common shares were exercised pursuant to the 2000 Plan As at April 30, 2007, there are stock options for the purchase of 2,788,502 [2006 – 2,718,825] common shares outstanding pursuant to the 2000 Plan.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[e]

Stock options (cont’d.)

[iv]

Stock option transactions and the number of stock options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans are summarized as follows:

	Number of Optioned Common Shares #	Weighted Average Exercise Price $

Balance, April 30, 2004	3,895,475	1.57
Options granted	405,800	1.09
Options exercised	(9,500)	0.72
Options forfeited	(295,200)	2.85
Balance, April 30, 2005	3,996,575	1.43
Options granted	1,008,500	0.43
Options forfeited	(951,875)	1.69
Balance, April 30, 2006	4,053,200	1.12
Options granted	756,800	0.48
Options exercised	(24,125)	0.39
Options forfeited/expired	(714,873)	1.47
Balance, April 30, 2007	4,071,002	0.94

[v]

The following table summarizes information about options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans at April 30, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Exercisable #	Weighted Average Exercise Price $

0.38-0.55	1,519,300	0.44	4.7	870,826	0.45
0.56-0.80	367,250	0.74	2.7	355,500	0.74
0.81-1.07	1,132,125	0.94	2.6	969,625	0.92
1.08-1.59	802,552	1.50	1.7	758,827	1.52
1.60-2.30	197,650	1.85	2.2	197,650	1.85
2.31-3.40	17,375	2.78	0.8	17,375	2.78
3.41-5.37	10,250	5.23	1.7	10,250	5.23
5.38-6.21	24,500	5.75	1.4	24,500	5.75
	4,071,002	0.94	3.2	3,204,553	1.03

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[f]

Stock-based compensation

The estimated fair value of options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002 is amortized to expense over the vesting period of the stock options resulting in compensation expense of $319,396 during the year ended April 30, 2007 [2006 - $287,807; 2005 - $374,515].  This expense has been allocated to research and development $77,926 [2006 - $114,650; 2005 - $152,740] and general and corporate $241,470 [2006 - $173,157; 2005 - $221,775] on the same basis as cash compensation.

The weighted average fair value of stock options granted during the year ended April 30, 2007 was $0.31 per share [2006 - $0.27; 2005 - $0.74].  The estimated fair value of stock options granted in the respective periods was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2007	2006	2005

Annualized volatility	76.4%	76.0%	81.6%
Risk-free interest rate	4.3%	3.5%	3.5%
Expected life	5 years	5 years	5 years
Dividend yield	0.0%	0.0%	0.0%

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[f]

Stock-based compensation (cont’d.)

Pro-forma disclosure is required to reflect the impact on the Company had it elected to adopt the fair value method of accounting for options granted to executive officers, directors and employees effective May 1, 2002.  If the computed fair values of stock options granted May 1, 2002 to April 30, 2003 had been amortized to expense over their vesting periods, the loss and loss per share would have been:

	2007 $	2006 $	2005 $

Loss for the year as reported	(16,257,986)	(11,349,855)	(10,543,702)
Fair value of stock-based compensation	—	(33,000)	(103,000)
Proforma loss for the year	(16,257,986)	(11,382,855)	(10,646,702)

Proforma basic and diluted loss per share	(0.19)	(0.16)	(0.18)

[g]

Warrants

[i] Warrants for the purchase of common shares. As at April 30, 2007, the Company had warrants outstanding for the purchase of 19,241,474 [April 30, 2006 – 9,424,551] common shares as follows:

Number of Common Shares Issuable upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)

982,914(1)	$3.00	December 3, 2007
589,740(2)	$0.45	May 31, 2008
7,031,111(2)	$0.55	May 31, 2008
883,950(1,3)	$0.50	May 3, 2009
9,631,250(4)	$0.80	December 6, 2011
122,509(5)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
19,241,474	Average = $0.89(6)

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[g]

Warrants (cont’d)

[1]

These warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

[2]

These warrants were issued as part of the May 2005 public offering [note 14[a][ii]]. During the year ended April 30, 2007 warrants for the purchase of 494,535 common shares at $0.45 per common share and 197,389 common shares at $0.55 per common share were  exercised.

[3]

These warrants were issued to the agent as part of the May 2006 Convertible Royalty Participation Units offering [note 11].

[4]

These warrants were issued as part of the December 2006 bought deal offering [note 14[a][i]].

[5]

These warrants were assumed as part of the acquisition of MitoKor [note 4] and if exercised and the maximum milestone payments associated with the Series E Preferred shares [note 14[b][iv]] are achieved could result in the payment to the warrant holders of US$84,288 in milestone payments, payable at the Company’s option, in cash and/or common shares. During the year ended April 30, 2007 warrants for the purchase of 3,424 common shares at US$17.52 per common share and 2,929 common shares at US$17.75 per common share expired unexercised.

[6]

Weighted average exercise price using closing April 30, 2007 exchange rate of US$1.00 equals $1.1101.

[ii] Warrants for the purchase of units. As at April 30, 2007, the Company had warrants outstanding for the purchase of 963,125 units (April 30, 2006 - nil) at an exercise price of $0.60 per unit, expiring December 6, 2008 [note 14[a][i]]. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

 [h]

Deferred share units

On September 12, 2006 shareholders of the Company approved a new deferred share unit plan. Under the deferred share unit plan, 750,000 common shares have been reserved for issuance. A deferred share unit represents a future right to receive, at the option of the Company, one common share or its equivalent fair market value in cash at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to the Company. On September 19, 2006, the Company awarded 160,000 deferred share units to non-management directors of the Company. As of the date of award, the Company recorded additional compensation expense and contributed surplus of $96,000 based on the closing price of the Company’s common shares of $0.60 on the date of award. The fair value of the 160,000 outstanding deferred share units at April 30, 2007 based on the $0.78 closing price of the Company’s common shares on April 30, 2007 is $124,800. As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash no liability has been recorded in the Company’s accounts at April 30, 2007 with respect to the $124,800 fair value of the outstanding deferred share units.

[i]

Loss per common share

	2007	2006	2005

Numerator
Loss for the year	($16,052,172)	($11,349,855)	($10,543,702)
Denominator
Weighted average number of common shares outstanding including escrowed shares	82,589,809	73,647,292	59,405,033
Less: weighted average number of escrowed shares outstanding	—	(593,386)	(1,186,772)
Weighted average number of common shares outstanding	82,589,809	73,053,906	58,218,261

Basic and diluted loss per common share	$(0.19)	$(0.16)	$(0.18)

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

15. INCOME TAXES

As at April 30, 2007, the Company has approximately $32,460,000 of research and development expenditures available for unlimited carryforward, $7,782,000 of federal investment tax credits which begin to expire in 2008, $2,370,000 of provincial investment tax credits which begin to expire in 2012 and $52,530,000 of non-capital losses which begin to expire in 2008, which may be used to reduce future Canadian income taxes otherwise payable.  The federal investment tax credits and non-capital losses expire as follows:

	Investment Tax Credits	Non-Capital Loss Carryforwards
	$	$

2008	651,000	9,657,000
2009	741,000	16,501,000
2010	602,000	7,177,000
2011	678,000	—
2012	625,000	—
2013	889,000	—
2014	1,070,000	8,107,000
2015	934,000	4,081,000
2026	865,000	5,001,000
2027	727,000	2,006,000
	7,782,000	52,530,000

The Company has net operating loss carryforwards for U.S. federal income tax purposes of approximately $60,830,000 (US$54,800,000) which begin to expire in 2008 and net operating loss carryforwards for U.S. state income tax purposes of approximately $29,080,000 (US$26,200,000) which begin to expire in 2008.  The Company also has research and development credit carryforwards for U.S. federal and state tax purposes of approximately $2,120,000 (US$1,910,000) and $1,980,000 (US$1,780,000) respectively.  The federal research and development credit carryforwards begin to expire in 2008 and the state research and development credit carryforwards have no expiration date.

In addition, the Company has net capital loss carryforwards of approximately $1,600,000 which may be used to reduce future taxable capital gains in Canada.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

15. INCOME TAXES (cont’d.)

Significant components of the Company’s future tax assets as of April 30 are shown below:

	2007	2006
	$	$
Future tax assets:
Research and development deductions and credits	23,751,000	21,758,000
Loss carryforwards	38,111,000	41,492,000
Share issue costs	574,000	392,000
Tax values of depreciable assets in excess of accounting values	6,218,000	6,751,000
Other assets	—	915,000
Total future tax assets	68,654,000	71,308,000
Valuation allowance	(68,654,000)	(71,308,000)
Total future tax assets	—	—

Realization of the future tax assets is dependent upon generating sufficient taxable income prior to the expiration of any loss carry forward balances for tax purposes.  Due to the Company’s state of development and operations, the Company has not met the test that it is more likely than not that the future tax assets will be realized.  Accordingly, a valuation allowance has been provided, equal to the total future tax assets.  The valuation allowance is reviewed periodically and if the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.  In addition, due to the change in control of MitoKor Inc. during the year end April 30, 2005 [note 4], the future utilization of certain loss carry forwards and tax credits that were incurred by MitoKor Inc. prior to acquisition will be restricted and subject to annual limitations.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery) using a 34.12% [2006 – 34.37%; 2005 – 35.62%] statutory tax rate at April 30 is:

	2007	2006	2005
	$	$	$
Income tax recovery at statutory rates	(5,477,000)	(3,901,000)	(3,756,000)
Benefit of future tax assets not recognized	2,524,000	3,903,000	3,636,000
Net gain royalty unit proceeds	1,315,000	—	—
Debt accretion	487,000	—	—
Write-down assets	1,329,000	50,000	—
Foreign tax rate differences	(320,000)	(130,000)	95,000
Stock-based compensation	142,000	99,000	133,000
Other	—	(21,000)	(108,000)
	—	—	—

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

16. SEGMENTED INFORMATION

The Company operates primarily in one business segment with operations located in Canada and the United States. All of the Company’s long-lived assets are located in Canada except for intellectual property and equipment with a net book value of $999,403 [2006 - $4,779,076] and $9,613 [2006 - $12,260], respectively, which are located in the United States.  During the year ended April 30, 2007, nil% and 100% [2006 - 59% and 41%] of total revenue was derived from two licensees [notes 17 [a] and [b]] in the United States.  At April 30, 2007, included in amounts receivable are $nil and $27,812 [2006 - $nil and $nil] due from these two licensees, respectively.

17.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS

[a]

Cadence Pharmaceuticals Inc (“Cadence”)

On August 2, 2004, the Company and Cadence entered into a collaboration and license agreement for the North American and European rights to CPI-226, the Company’s product candidate for the prevention of catheter-related infections.  Pursuant to the terms of the agreement the Company received: (i) an up-front fee of $1,979,000 (US$1,500,000); and (ii) an equity investment of $665,000 (US$500,000) priced at a premium to market.  As part of the agreement, the Company is also entitled to receive development and commercialization milestone payments up to US$27,000,000 (reduced from US$30,000,000 as certain alternative milestones no longer considered possible) and a double-digit royalty on net sales of the product (a portion of certain manufacturing development costs incurred by Cadence up to US$2,000,000 are to be deducted from royalties).  In addition, Cadence is responsible for and will fund the clinical, regulatory, manufacturing and commercialization costs related to the product candidate.  The agreement also provides for a Joint Management Development Committee with representatives from both the Company and Cadence.

As the Company has limited involvement in the ongoing development of the product and its obligations under the collaboration and license agreement are inconsequential and perfunctory the licensing fee of $1,979,000 and the $110,000 premium on the equity investment were recognized as licensing revenue during the year ended April 30, 2005.

On August 2, 2004, the Company issued 617,284 common shares to Cadence pursuant to the equity investment [note 14[a]].

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

17.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont’d.)

[b]

Cutanea Life Sciences Inc

On December 7, 2005 the Company entered into a license agreement with Cutanea Life Sciences, Inc. (“Cutanea”), for the exclusive worldwide rights to develop and market CLS001 (formerly known as MX-594AN) and its analogues for dermatological indications.  Pursuant to the license agreement, the Company received a $233,055 (US$200,000) licensing fee and is eligible to receive up to approximately US$21,000,000 in development and commercialization milestone payments, as well as royalties on net sales (a portion of certain manufacturing development costs incurred by Cutanea up to US$500,000 may be deducted from royalties).  In addition, Cutanea is responsible for and will fund all development activities including formulation, clinical, regulatory, and commercialization costs.  As the Company has limited involvement in the ongoing development of any Cutanea products and the Company’s obligations under the license agreement are inconsequential and perfunctory, the licensing fee of $233,055 was recognized as licensing revenue during the year ended April 30, 2006.

[c]

Pfizer Inc

In November 1998, MitoKor [note 4] entered into a collaborative research and development agreement with Pfizer to discover and develop molecules that affect selected mitochondrial targets, focusing on the treatment and prevention of neurodegenerative disease.  Under the terms of the agreement, Pfizer funded research performed by MitoKor for a specific number of full time researchers through May 2002.  Concurrent with the research and development agreement, MitoKor also entered into a license and royalty agreement with Pfizer pursuant to which MitoKor granted Pfizer an exclusive license to sell certain products developed in connection with the collaborative research and development agreement in exchange for event-based milestone and royalty payments specified in the license and royalty agreement.  To date, no milestone payments or royalty income has been received associated with the agreement. The agreement with Pfizer was terminated effective June 12, 2007.

[d]

Schering Corporation

On July 13, 2005 the Company entered into a Material Transfer and License Option agreement with Schering Corporation (“Schering”) related to celgosivir (MX-3253), the Company’s first-in-class compound in Phase II clinical development for the treatment of chronic Hepatitis C Virus (HCV) infections.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

17.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont’d.)

[d]

Schering Corporation (cont’d.)

Under the terms of the agreement, at no cost to the Company, Schering has supplied PEGETRON® and is providing certain technical and laboratory support and other services for the Company’s current MX-3253 Phase IIb combination study in chronic HCV patients.  In addition, the agreement grants Schering limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement [note 20[e]]. The Company estimates that the value of the PEGETRON® and lab testing services received by the Company for the period July 13, 2005 to April 30, 2007 to be approximately $1,120,000 (2007 – $390,000; 2006 - $730,000; 2005 - $nil)) and the Company has recorded this non-monetary consideration and expense at a net cost of $nil in its research and development expenses for the years ended April 30, 2007, 2006 and 2005.

[e]

Wyeth

The Company pursuant to its acquisition of MitoKor [note 4] is a party to a license agreement with Wyeth [note 20[f]].  Under the agreement, Wyeth holds an exclusive, worldwide license, as well as options to obtain a license under certain of the Company’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer’s disease and certain other dementias. Wyeth has funded a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer’s disease and certain other dementias in post-menopausal women.  The agreement provides for option exercise fees, preclinical and clinical milestone payments and royalty and other payments following the commercial approval of any products developed and launched by Wyeth under this agreement.  Wyeth is obligated to use commercially reasonable efforts to develop and commercialize one or more products under this agreement. Wyeth retains the right to terminate this agreement on a product-by-product basis.  Written notice requirements are either 90 days or 360 days depending on the country and the status of Wyeth’s product marketing efforts. If the agreement is so terminated by Wyeth, the licensed patent rights revert to the Company.  To date, no milestone payments or royalty income has been received associated with the agreement.

18. RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. During the year ended April 30, 2007, the Company incurred legal fees of $556,572 [2006 - $571,365; 2005 - $635,964] inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner.  Included in accounts payable and accrued liabilities at April 30, 2007, is $85,503 [2006 - $348,978] owed to this law firm.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

19.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]

Under Canadian GAAP, acquired technology and technology licenses are capitalized and amortized on a straight-line basis over its estimated useful life of ten years.  Under U.S. GAAP, the Company’s acquired technology and technology licenses would be classified as in-process research and development and written off immediately as they do not have any other alternative uses.

 [b]

Under U.S. GAAP, the excess, if any of the fair value of the shares placed in escrow in the year ended April 30, 2000 over the nominal amount paid would be recorded as compensation expense upon release from escrow, with a corresponding credit to additional paid-in capital. The resulting compensation expense recorded for U.S. GAAP purposes in the year ended April 30, 2000 was $1,627,197. The shares were released from escrow in the year ended April 30, 2006, resulting in a reallocation of $1,900,000 from common shares to contributed surplus for Canadian GAAP purposes.

[c]

For purposes of reconciliation to U.S. GAAP, the Company presents the disclosure of comprehensive income and its components.  Comprehensive income includes all changes in equity during the year except shareholder transactions. Accumulated other comprehensive income was $nil as at April 30, 2005, 2006 and 2007.

[d]

For purposes of Canadian GAAP, the effect of the change in accounting policy described in note 3[b] is applied retroactively and all prior years were restated. For purposes of U.S. GAAP, the effect of the change in accounting policy described in note 3[b] was applied as a cumulative effect adjustment to the reported net loss for the year ended April 30, 2005.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

19.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[e]

For purposes of Canadian GAAP, the Company has classified the convertible royalty participation units, which contain characteristics of both debt and equity, according to its individual liability and equity components as described in note 11. For purposes of U.S. GAAP, the units are classified as liabilities as the conversion feature does not qualify for separation and recognition as equity.  In addition this has resulted in a corresponding reclassification of deferred financing costs from equity (under Canadian GAAP) to deferred financing costs for U.S. GAAP purposes. In summary for the year ended April 30, 2007, for U.S. GAAP purposes this difference resulted in: (i) a $731,396 increase in deferred financing costs; (ii) a $5,744,548 increase in liabilities; (iii) a $4,554,165 decrease in shareholders’ equity; and (iv) a $458,987 increase in the loss and comprehensive loss for the year.

[f]

In December 2004, the Financial Accounting Standards Board issued Statement No. (SFAS) 123R “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method.

On May 1, 2006, the Company adopted the fair value-based method for measurement and cost recognition of employee share-based compensation arrangements under the provisions of SFAS 123R, using the modified prospective transition approach which recognizes the grant-date fair value of compensation for new and unvested awards beginning May 1, 2006. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in the year ended April 30, 2004 as described in note 19[g].

Under Canadian GAAP, the Company records stock-based compensation expense as if all instruments granted that are subject only to a service requirement are expected to vest. The effect of actual forfeitures is recognized as it occurs. Under U.S. GAAP, the Company is required to estimate the number of forfeitures expected in the year. Based on historical experience, forfeitures were estimated based on the preceding two years actual forfeitures, which approximates the actual number of forfeitures incurred. The Company has determined that the effect of estimated forfeitures upon the adoption of SFAS 123R n stock-based compensation expense, including the effect of estimating forfeitures on options granted, but not fully vested, prior to the adoption of SFAS No. 123R, is not material.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

19.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

The impact of the significant U.S. GAAP variations from above on the consolidated balance sheets are as follows:

	2007			2006
	CDN GAAP ($)	Cumulative Difference ($)	U.S. GAAP ($)	CDN GAAP ($)	Cumulative Difference ($)	U.S. GAAP ($)
Assets:
Intangible assets [a]	1,670,785	(1,670,785)	—	5,569,091	(5,569,091)	—
Deferred financing costs [e]	473,259	731,396	1,204,655	—	—	—
Liabilities:
Convertible royalty participation units [e]	4,846,710	5,744,548	10,591,258	—	—	—
Shareholders’ equity:
Common shares [b]	124,994,216	1,900,000	126,894,216	117,665,645	1,900,000	119,565,645
Convertible royalty participation units [e]	4,554,165	(4,554,165)	—	—	—	—
Additional paid-in capital / contributed surplus [b]	7,829,567	36,197	7,865,764	4,037,948	36,197	4,074,145
Deficit	(124,717,044)	(4,065,969)	(128,783,013)	(108,664,872)	(7,505,288)	(116,170,160)

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

19.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

The impact of the significant U.S. GAAP variations from above on the consolidated statements of loss are as follows:

	2007	2006	2005
	$	$	$

Loss for the year, Canadian GAAP	(16,052,172)	(11,349,855)	(10,543,702)
Adjustment for amortization and write-down of acquired technology [a]	3,877,580	821,281	514,396
Adjustment for amortization and write-down of technology licenses [a]	20,726	19,512	19,814
Adjustment for purchase of in-process research and development [a]	—	—	(5,810,049)
Adjustment to accretion of convertible royalty participation units [e]	(458,987)	—	—
Loss for the year before cumulative effect of change in accounting policy, U.S. GAAP	(12,612,853)	(10,509,062)	(15,819,541)

Cumulative effect of change in accounting policy [d]	—	—	(982,213)
Loss and comprehensive loss for the year, U.S. GAAP	(12,612,853)	(10,509,062)	(16,801,754)

Basic and diluted loss per share, U.S. GAAP	$(0.15)	$(0.14)	$(0.29)
Weighted average number of common shares outstanding, U.S. GAAP	82,589,809	73,053,906	58,218,261

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

19.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[g]

The following pro forma financial information presents the loss and basic and diluted loss per share for the years ended April 30, 2005 and 2006 had the Company recognized stock-based compensation using a fair value based method for stock options granted to employees and directors prior to May 1, 2003:

	2006 $	2005 $

Loss for the year as reported - U.S. GAAP	(10,509,062)	(16,801,754)
Add: Stock-based employee compensation expense included in loss for the year as reported - U.S. GAAP	279,681	354,764
Deduct: Stock-based employee compensation expense using fair value based method for all stock options vested in the year	(327,256)	(725,637)
Pro forma loss for the year	(10,556,637)	(17,172,627)

Pro forma basic and diluted loss per share	(0.14)	(0.29)

For the year ended April 30, 2007 the Company has adopted SFAS 123R as described in note 19[f].

See note 14[f] for assumptions used in determining values for options granted in each of the years ended April 30, 2005 and 2006.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

20. SUBSEQUENT EVENTS

[a]

The Company issued 158,342 common shares at an aggregate value of $115,596 upon the conversion of 50,000 Series A and 50,000 Series B preferred shares pursuant to the achievement of a milestone in the MX-2401 lipopeptide program during April 2007. At April 30, 2007 the 50,000 Series A and 50,000 Series B preferred shares had a carrying value of $57,798 and $57,798, respectively [note 14[b][i]].

[b]

The Company issued 68,259 common shares for proceeds of $36,567 on the exercise of warrants for the purchase of 58,500 common shares at $0.55 per common share and 9,759 common shares at $0.45 per common share.

[c]

The Company granted options to acquire 687,675 common shares at exercise prices ranging from $0.61 to $0.69 and expiring between May 9, 2008 and June 11, 2015.

[d]

Options to acquire 130,874 common shares were cancelled or expired at exercise prices ranging from $0.38 to $3.30.

[e]

The Company received notice pursuant to the Material Transfer and Option agreement with Schering-Plough Corporation [note 17[d]] that Schering will not enter into a second period of exclusivity to negotiate the terms of a license agreement for the Company’s Hepatitis C Virus  product, celgosivir.

[f]

The Company received a 90 day notice of termination with respect to the Wyeth license agreement [note 17[e]].

[g]

The Company has entered into an offer to lease for approximately 5,000 square feet of space (currently office space, no labs) in close proximity to our current Vancouver facility [note 12[a]].

21. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from financial statements previously presented to conform to the presentation of the 2007 consolidated financial statements

MIGENIX Inc.

Corporate Information

BOARD OF DIRECTORS

David Scott, MBA (2, 3)

Chairman of the Board

James M. DeMesa, MD, MBA

Director

Michael Abrams, PhD(2)

Director

Richard W. DeVries, LLB (1,3)

Director

Alistair Duncan Jr., BSc, CA (1,2)

Director

Steven Gillis, PhD (2)

Director

Colin R. Mallet, BA (1, 3)

Director

Walter H. Moos, PhD

Director

W. Keith Schilit, PhD (1)

Director

(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Corporate Governance & Nominating Committee

CORPORATE SECRETARY

R. Hector Mackay-Dunn, BA, LLB

SENIOR MANAGEMENT TEAM

James M. DeMesa, MD, MBA

President & CEO

Arthur J. Ayres, CA

Sr. VP, Finance & CFO

Jacob J. Clement, PhD

Sr. VP, Science &

Technology & CSO

William D. Milligan, BSc

Sr. VP, Corporate

Development & CBO

AnnKatrin Petersen-Jappelli, M.D., M.A. VP, Clinical Development

HEAD OFFICE

BC Research Complex

3650 Wesbrook Mall

Vancouver, BC Canada V6S 2L2

Tel: (604) 221-9666

Fax: (604) 221-9688

U.S. OFFICE

12780 High Bluff Drive

Suite 210

San Diego, CA  92130

Tel: (858)-793-7800

Fax: (858)-793-7805

STOCK LISTING

The company’s common shares are traded on The Toronto Stock Exchange (TSX) under the trading symbol MGI, and in the United States over the counter under the trading symbol MGIFF.

WEBSITE

Website: www.migenix.com

LEGAL COUNSEL

Corporate

Farris, Vaughan, Wills & Murphy

Vancouver, BC Canada

U.S. Securities Counsel

Dorsey & Whitney LLP

Seattle, WA USA

Intellectual Property & Patent

Darby & Darby Intellectual Property Law

Seattle, WA USA

Seed Intellectual Property Law Group

Seattle, WA USA

Bromberg & Sunstein LLP

Boston, MA USA

BANKERS

Royal Bank of Canada

Vancouver, BC Canada

AUDITORS

Ernst & Young LLP

Chartered Accountants

Vancouver, BC Canada

TRANSFER AGENT AND REGISTRAR

Pacific Corporate Trust Company

3rd Floor

510 Burrard Street

Vancouver, BC Canada V6C 3B9

ANNUAL GENERAL MEETING

2:00 pm

Monday, September 10, 2007

BCRI Auditorium

BC Research Complex

3650 Wesbrook Mall

Vancouver, BC Canada